Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

dated as of July 3, 2020

by and among

DOMINION ENERGY, INC., and

DOMINION ENERGY QUESTAR CORPORATION

together, as Sellers,

and

BERKSHIRE HATHAWAY ENERGY COMPANY,

as Buyer

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SCHEDULES

Schedule 1.1(a)	Company Employees
Schedule 1.1(b)	Indirect Subsidiaries
Schedule 1.1(c)	Sellers’ Knowledge
Schedule 2.1(b)	Currency and Interest Rate Hedging Arrangements that Survive Closing
Schedule 3.2(a)	Capitalization
Schedule 3.2(b)	Capitalization Exceptions
Schedule 3.2(d)	Sufficiency of Assets
Schedule 3.3(c)	Authority; Non-contravention
Schedule 3.4	Other Regulatory Approvals
Schedule 3.5	Indebtedness for Borrowed Money of Certain Sale Entities
Schedule 3.6	Absence of Certain Changes
Schedule 3.10(a)	Employee Plans
Schedule 3.11(a)	Significant Subsidiaries Compliance with Environmental Laws
Schedule 3.11(b)	Environmental Permits
Schedule 3.11(c)	Environmental Permits Exceptions
Schedule 3.13	Material Contracts
Schedule 5.2(b)	Third Party Consents
Schedule 5.4(a)	Conduct of Business
Schedule 5.6(c)	Primary Corporate Offices
Schedule 5.6(e)	Severance Benefits
Schedule 5.6(f)	Employment Continuity Agreements
Schedule 5.7(a)(iv)	Excluded Intellectual Property
Schedule 5.7(a)(v)	Excluded Contracts
Schedule 5.7(a)(viii)	Excluded Claims
Schedule 5.7(a)(x)	Excluded Forward Swaps
Schedule 5.8(a)	Affiliate Indebtedness that Survives Closing
Schedule 5.8(b)	Surviving Affiliate Contracts
Schedule 5.8(c)	Support Obligations
Schedule 6.5	Buyer’s Required Third Party Consents
Schedule 7.5	Sellers’ Required Third Party Consents

EXHIBITS

Exhibit A	Form of Assignment of Membership Interests
Exhibit B	Form of Stock Power
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Back-to-Back Guarantee
Exhibit E	Form of Cove Point Letter Agreement
Exhibit F	Illustrative Calculation of Preliminary Post-Closing Payment Amount

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of July 3, 2020 (the “Effective Date”), is made by and among DOMINION ENERGY, INC., a Virginia corporation (“DEI”), DOMINION ENERGY QUESTAR CORPORATION, a Utah corporation (“Dominion Questar” and each of DEI and Dominion Questar, a “Seller”, and together, “Sellers”) and BERKSHIRE HATHAWAY ENERGY COMPANY, an Iowa corporation (“Buyer”).

RECITALS

WHEREAS, DEI owns all of the issued and outstanding shares of capital stock of each of (i) Dominion Gathering & Processing, Inc., a Virginia corporation (“DGP”), (ii) Dominion Energy Carolina Gas Services, Inc., a Virginia corporation, (“Carolina Gas”), (iii) Dominion Energy Field Services, Inc., a Delaware corporation (“Field Services”), and (iv) Dominion Modular LNG Holdings, Inc., a Virginia corporation (“Modular LNG” and collectively with DGP, Carolina Gas and Field Services, the “DEI Direct Subsidiaries”);

WHEREAS, Dominion Questar owns all of the issued and outstanding shares of capital stock and membership interests, as applicable, of each of (i) Dominion Energy Questar Pipeline Services, Inc., a Utah corporation (“Pipeline Services”), (ii) Dominion Energy Gas Holdings, LLC, a Virginia limited liability company (“DEGH”), and (iii) QPC Holding Company, LLC, a Utah limited liability company (“QPC Holdings” and collectively with Pipeline Services and DEGH, the “Dominion Questar Direct Subsidiaries”, provided, however, that in the event of a Q-Pipe Termination, Pipeline Services and QPC Holdings shall no longer be deemed Dominion Questar Direct Subsidiaries);

WHEREAS, the DEI Direct Subsidiaries and the Dominion Questar Direct Subsidiaries hold direct or indirect ownership interests in the Indirect Subsidiaries and the JV Companies (each as defined below); and

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, subject to the terms and conditions of this Agreement, all of Sellers’ rights, title and interests in and to all of the issued and outstanding shares of capital stock and membership interests, as applicable, in the DEI Direct Subsidiaries and the Dominion Questar Direct Subsidiaries (collectively, the “Interests”).

NOW THEREFORE, in consideration of the premises and the agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“ACP” means Atlantic Coast Pipeline, LLC.

“Action” means any claim, action, suit or proceeding (including any arbitration proceeding) by or before any Governmental Authority.

“Adverse Consequences” means, subject to Section 10.5(i), all actual losses, damages, penalties, awards, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, fees and expenses (including reasonable attorneys’ and accountants’ fees).

“Advisors” has the meaning set forth in Section 11.8.

“Affiliate” means any Person in control or under control of, or under common control with, another Person. For purposes of the foregoing, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company, provided, however, that no JV Company shall be considered an Affiliate for purposes of this Agreement.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Ancillary Agreements” means, collectively, the Transition Services Agreement, the Assignment of Membership Interests, the Cove Point Letter Agreement, the Stock Powers, the Back-to-Back Guarantees, and each other certificate or document delivered by Sellers or Buyer pursuant to this Agreement.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable SEC Documents” has the meaning set forth in Section 3.5(a).

“Assignment of Membership Interests” means that certain Assignment of Membership Interests to be dated as of the Closing Date by and between Dominion Questar and Buyer, substantially in the form attached hereto as Exhibit A.

“Back-to-Back Guarantee” has the meaning set forth in Section 5.8(d).

“Balance Sheet Date” has the meaning set forth in Section 3.5(d).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(b).

“Base Purchase Price” has the meaning set forth in Section 2.1(b).

“Basket Amount” has the meaning set forth in Section 10.5(b).

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by Law or executive order to be closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1(a).

“Buyer Material Adverse Effect” means any circumstances, change, event, occurrence or effect which would individually, or in the aggregate, prevent, or materially and adversely impede the ability of Buyer to consummate the Contemplated Transactions.

“Cap” has the meaning set forth in Section 10.5(a).

“Carolina Gas” has the meaning set forth in the recitals.

“Claim” has the meaning set forth in Section 5.11(a).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“COBRA” has the meaning set forth in Section 5.6(s).

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means that certain Memorandum of Understanding, dated September 27, 2019, by and among DETI, Hope Gas, Inc. dba Dominion Energy West Virginia and The Utility Workers Union of America (United Gas Workers’ Union) Local No. 69, AFL-CIO and the revised Working Agreement to be entered into pursuant to such Memorandum of Understanding.

“COMA” has the meaning set forth in Section 5.15.

“Company Employees” means all Sale Entity Employees and all those individuals serving in the positions generally described on Schedule 1.1(a) in support of the Sale Entities, in each case and as more fully detailed in a Company Employee listing separately provided to Buyer (for the avoidance of doubt, in the event of a Q-Pipe Termination, Sellers shall update such Company Employee listing to reflect the removal of the Q-Pipe Companies from the Contemplated Transactions). Individuals (i) who are otherwise Company Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act, or due to any other authorized leave of absence, and (ii) who have notified Sellers of their impending retirement but who do not retire until on or after the Closing Date, shall nevertheless be considered and treated as Company Employees.

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Confidential Communications” has the meaning set forth in Section 11.16.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Continuation Period” has the meaning set forth in Section 5.6(c).

“Contract” means a contract, note, bond, mortgage, deed of trust, indenture, lease, instrument or other agreement that is legally binding.

“Cove Point GP” means Cove Point GP Holding Company, LLC.

“Cove Point Guarantees” means, collectively, (i) that certain Guarantee dated as of April 1, 2013 from DEI (f/k/a Dominion Resources, Inc.) for the benefit of GAIL Global (USA) LNG LLC with respect to that certain Terminal Service Agreement, dated as of April 1, 2013, by and between DECP and GAIL Global (USA) LNG LLC, (ii) that certain Guarantee dated as of April 1, 2013 from DEI (f/k/a Dominion Resources, Inc.) for the benefit of GAIL Global (USA) LNG LLC with respect to that certain Service Agreement Under Rate Schedule FTS, dated as of December 12, 2014, by and between the DECP and GAIL Global (USA) LNG LLC and (iii) that certain Guarantee dated as of March 14, 2016 from DEI (f/k/a Dominion Resources, Inc.) for the benefit of ST Cove Point LLC with respect to that certain Amended and Restated Terminal Service Agreement, dated as of March 14, 2016, by and between DECP and ST Cove Point LLC.

“Cove Point Letter Agreement” has the meaning set forth in Section 5.14(b).

“DECP” means Dominion Energy Cove Point LNG, LP.

“DEGH” has the meaning set forth in the recitals.

“DEI” has the meaning set forth in the first paragraph of this Agreement.

“DEI Direct Subsidiaries” has the meaning set forth in the recitals.

“DEI LTI Award” has the meaning set forth in Section 5.6(d).

“DEI LTI Program” has the meaning set forth in Section 5.6(f).

“DETI” means Dominion Energy Transmission, Inc.

“DGP” has the meaning set forth in the recitals.

“DOE” means the United States Department of Energy.

“DOE Approval” means, either (a) no public comments are filed with the DOE protesting the DOE Notification within fifteen (15) days, and no action is taken by the DOE with respect thereto on its own motion within thirty (30) days, following publication of public notice in the Federal Register of the DOE Notification, or (b) the DOE’s issuance of an order authorizing the amendment or transfer of the natural gas export authorizations previously issued by the DOE to DECP pursuant to the transactions contemplated in the DOE Notification.

“DOE Notification” means the submission of a notice or an application for approval of a change in control with respect to DECP to the DOE pursuant to its Procedures for Changes in Control Affecting Applications and Authorizations to Import or Export Natural Gas, 79 Fed. Reg. 65,541 (Nov. 5, 2014).

“Dominion Questar” has the meaning set forth in the first paragraph of this Agreement.

“Dominion Questar Direct Subsidiaries” has the meaning set forth in the recitals.

“Dominion Marks” has the meaning set forth in Section 5.7(a)(i).

“Dominion MLP II” means Dominion MLP Holding Company II, LLC.

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Employee Plans” has the meaning set forth in Section 3.10(a).

“Environmental Laws” means any applicable Laws relating to pollution or protection of the environment or natural resources, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §1801 et seq.), the Oil Pollution Act (33 U.S.C. §2701 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §11001 et seq.), and their state and local counterparts or equivalents, and any regulations issued thereunder.

“Environmental Permits” has the meaning set forth in Section 3.11(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person that, together with DEI, is required to be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) of ERISA; and shall include for this purpose DECP.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” has the meaning set forth in Section 5.7(a).

“Excluded Contracts” has the meaning set forth in Section 5.7(a)(v).

“Excluded Records” means (i) all corporate, financial, Tax, human resources and legal data and records that relate to the businesses generally of Sellers or their Affiliates (whether or not relating to the Sale Entities or the JV Companies) or that contain information related to Sellers or their Affiliates (other than the Sale Entities and the JV Companies); (ii) any data, software and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other Contract with a Person other than

Affiliates of Sellers, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable; (iii) any data and records relating to any sale of the Sale Entities or the JV Companies, including bids received from and records of negotiations with third Persons; (iv) any data and records relating to the Excluded Assets; and (v) any data or records that are subject to attorney-client privilege.

“Excluded Telecom Assets” means the telecommunication and wide area network towers and associated equipment and real property rights that are, as of the Effective Date, owned by a Sale Entity but also used in the ongoing operations of any DEI Affiliate that is not a Sale Entity.

“FCC” means the Federal Communications Commission.

“FFCRA” means the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020).

“Final Allocation” has the meaning set forth in Section 2.2(b).

“Final Allocation Statement” has the meaning set forth in Section 2.2(b).

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capitalization; Sufficiency of Assets), Section 3.3(a) and (b) (Authority), Section 3.15 (Brokers), Section 4.1 (Organization; Standing and Corporate Power), Section 4.2(a) (Authority), and Section 4.4 (Brokers and Other Advisors).

“Good Industry Practice” means any of the practices, methods, and acts engaged in or approved by a significant portion of the gas distribution, transmission, storage, and gathering services industry during the relevant time period.

“Governmental Authority” means any foreign, federal, state, local, county, municipal, provincial, multinational government or other governmental or quasi-governmental authority or regulatory body, court, tribunal, arbitrating body, governmental department, commission, board, body, self-regulating authority, bureau or agency, as well as any other instrumentality or entity designated to act for or on behalf of any of the foregoing.

“Hazardous Substance” means any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, medical waste or gas (excluding natural gas), defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant” or any other words of similar meaning within the context used under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Approval” means the expiration or termination of any applicable waiting periods under the HSR Act or the execution of any consent agreement or other arrangement with any Governmental Authority that resolves concerns or objections under the Antitrust Laws with respect to the Contemplated Transactions.

“Income Tax” means any federal, state, local or foreign Tax measured by or imposed on net income, including any interest, penalty or addition thereto.

“Income Tax Return” means any Tax Return relating to Income Taxes, including any schedule or attachment thereto.

“Indebtedness” of any Person means, without duplication: (i) all obligations of such Person for borrowed money (including lines of credit or similar facilities to the extent drawn, term loans, mortgage loans, bonds, debentures and notes) as adjusted for the United States dollar obligations associated with any cross currency swaps associated with such obligations, (ii) all accrued but unpaid interest relating to (x) any of the obligations described in clause (i) or (y) any currency or interest rate hedging arrangements (other than Excluded Assets and Retained Liabilities) and (iii) any redemption or prepayment premiums, penalties or extraordinary fees and expenses that would be payable by Buyer (directly or indirectly) as a result of the Closing (and not as a result of actions taken by Buyer on or after the Closing) relating to (x) any of the obligations described in clause (i) or (y) any currency or interest rate hedging arrangements.

“Indemnified Party” has the meaning set forth in Section 10.2.

“Indemnifying Party” has the meaning set forth in Section 10.2.

“Indemnitee” or “Indemnitees” has the meaning set forth in Section 5.11.

“Independent Auditor” means an impartial nationally recognized firm of independent certified public accountants other than a present or former accounting firm of any of the Parties or any of such Parties’ Affiliates, mutually agreed to by Buyer and Sellers.

“Indirect Subsidiaries” means the entities set forth on Schedule 1.1(b).

“Initial Allocation” has the meaning set forth in Section 2.2(a).

“Initial Allocation Statement” has the meaning set forth in Section 2.2(a).

“Insurance Policies” means, collectively, all of the insurance policies maintained by the Sale Entities or by Sellers or their Affiliates on behalf of the Sale Entities.

“Intellectual Property” means all patents, patent applications, trademarks, service marks, tradenames, copyrights, proprietary software, inventions and other proprietary items.

“Interests” has the meaning set forth in the recitals.

“JV Company” or “JV Companies” means each of, or collectively, as applicable, (i) White River Hub, LLC, (ii) Iroquois Gas Transmission System, L.P. and (iii) JAX LNG, LLC, in each case solely to the extent of Sellers’ indirect ownership interest therein; provided, however, that in the event of a Q-Pipe Termination, White River Hub, LLC shall no longer be deemed a JV Company.

“Kern River” means Kern River Gas Transmission Company.

“Law” means any applicable constitutional provision, statute, ordinance or other law, rule, regulation, or interpretation of any Governmental Authority and any decree, injunction, stay, judgment, order, ruling, decision, assessment or writ.

“Liens” means liens, charges, security interests, restrictions, options, pledges, claims or encumbrances of any nature.

“LNG” means processed gas in a liquid state at or below its boiling point and at a pressure of approximately one atmosphere.

“Marked Materials” has the meaning set forth in Section 5.9.

“material” or “materially” means, when used with respect to Sellers, material to the Sale Entities and JV Companies, taken as a whole, and when used with respect to Buyer, material to Buyer.

“Material Adverse Effect” shall mean any circumstance, change, event, occurrence or effect that (a) has, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Sale Entities and the JV Companies taken as a whole; provided that no circumstance, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (i) any circumstance, change, event, occurrence or effect in any of the industries or markets in which any Sale Entity or JV Company operates, including LNG markets generally applicable to the industries in which any Sale Entity or JV Company participates and natural gas distribution, exploration, production, storage or transmission industries (including, in each case, any changes in the operations thereof or with respect to system-wide changes or developments in LNG pipeline systems or natural gas transmission, exploration, production, storage or distribution systems); (ii) any enactment of, change in, or change in interpretation of, any Law or U.S. GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the LNG market or any financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which any Sale Entity or JV Company conducts business; (iv) any change in the price of natural gas, LNG or any other raw material, mineral or commodity used or sold by any Sale Entity or JV Company or in the cost of hedges relating to such prices, any change in the price of interstate LNG transportation services or natural gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas or LNG; (v) any acts of God, force majeure events, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) any change or effect arising from any global pandemic or pandemic affecting any country or region in which any Sale Entity or JV Company conducts business, including the “COVID-19” pandemic, (vii) the announcement, pendency of or performance of the Contemplated Transactions, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of the Sale Entities or the JV Companies and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (viii) any action taken by Sellers, any Sale Entity or any JV Company that is required or permitted by the terms of this Agreement or with the consent or at the direction of Buyer (or any action not taken as a result of the failure of Buyer to consent to any action requiring Buyer’s consent pursuant to Section 5.4); (ix) any failure by any Sale Entity or any JV Company to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to any Sale Entity or any JV Company (it being understood that the underlying facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) through (a)(xii) of this proviso); (x) any actions taken or requirements imposed by any Governmental Authority with respect to the Required Regulatory Approvals; (xi) any circumstance, change, event, occurrence or effect that results from any shutdown or suspension of operations at any facilities from which any Sale Entity or any JV Company obtains LNG or natural gas; and (xii) any pending, initiated or threatened litigation relating to this Agreement or the Contemplated Transactions, in each of clauses (i) through (vi), to the extent that such circumstance, change, event, occurrence or effect does not affect the Sale Entities and JV Companies, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which the Sale Entities and JV Companies operate; or (b) would, individually or in the aggregate, prevent or materially and adversely impede the ability of Sellers to consummate the Contemplated Transactions.

“Material Contracts” means (i) any Contract which is required to be filed by the Reporting Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (ii) any Contract that relates to or involves future expenditures, receipts or payments by any Sale Entity of more than $100,000,000.00 in any one (1) year period, (iii) any Contract that provides for Indebtedness of any Sale Entity of more than $100,000,000.00 in outstanding principal amount, (iv) any Contract between any Sale Entity or JV Company, on the one hand, and any Seller or its Affiliates (excluding any other Sale Entity or JV Company), on the other hand, that relates to or involves expected expenditures, receipts or payments by any Sale Entity or JV Company of more than $1,000,000.00 for the year ended December 31, 2020, so long as such Contract will survive Closing and (v) any Contract set forth on Schedule 3.13.

“Modular LNG” has the meaning set forth in the recitals.

“Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

“Non-Income Tax Return” means any Tax Return relating solely to Taxes other than Income Taxes and, for the avoidance of doubt, shall not mean or include any Income Tax Return.

“Objections Notice” has the meaning set forth in Section 2.2(b).

“Organizational Documents” means with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Pandemic Response Laws” means the CARES Act, the FFCRA, and any other similar, additional, or future federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parties” means Buyer and Sellers and “Party” means Buyer or either Seller, as applicable.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Claim Threshold” has the meaning set forth in Section 10.5(c).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” means (a) obligations imposed under this Agreement, (b) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable Laws, and (c) transfer restrictions contained in the Organizational Documents of a Sale Entity or JV Company, as applicable.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a union, a limited liability company, a trust, an unincorporated organization or a Governmental Authority or any other separate legal entity recognized pursuant to Law.

“Pipeline Services” has the meaning set forth in the recitals.

“Post-Closing Employee Plans” has the meaning set forth in Section 5.6(g).

“Post-Closing Employer” means the entity designated by Buyer to employ Company Employees upon Closing pursuant to Section 5.6 or, in the absence of such designation, the applicable Sale Entity.

“Post-Closing Offer” means an offer of employment or continued employment by a Post-Closing Employer on terms that conform to the requirements of Section 5.6.

“Post-Closing Payment Amount” has the meaning set forth in Section 2.1(c)(ii).

“Post-Closing Salaried Pension Plan” has the meaning set forth in Section 5.6(g).

“Preliminary Post-Closing Payment Amount” means an aggregate amount (which may be positive or negative) equal to (i) (A) the cash and cash equivalents (excluding restricted cash) of the Sale Entities, and fifty percent (50%) of the cash and cash equivalents (excluding restricted cash) of the JV Companies, in each case, as of immediately prior to the Closing, minus (B) $242,000,000.00, plus (ii) (A) $5,718,750,000 (provided, however, that in the event of a Q-Pipe Termination, this clause (ii)(A) shall be $5,288,750,000) minus (B) the Indebtedness of the Sale Entities and fifty percent (50%) of the Indebtedness of the JV Companies, in each case, as of immediately prior to the Closing (provided, that, with respect to each Sale Entity, any amounts included in the foregoing clauses (i)(A) and (ii)(B) shall only reflect the proportionate ownership interest of such Sale Entity acquired by Buyer, directly or indirectly, in the Contemplated Transactions). An illustrative example calculation of the Preliminary Post-Closing Payment Amount is attached hereto as Exhibit F.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Taxes” means, without duplication, (i) all Taxes (or the non-payment thereof) of or imposed on any Seller, (ii) all Taxes (or the non-payment thereof) of or imposed on or payable by any Sale Entity or JV Company for any Pre-Closing Tax Period and the portion of any Straddle Period through the end of the Closing Date determined in accordance with this Agreement (including any such Taxes arising as a result of the Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015 (Pub. L. No. 114-74), together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax laws), (iii) all Taxes of any member of an affiliated group of which any Sale Entity or JV Company (or any predecessor of such member) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar U.S. state or local, or non-U.S. Law, (iv) all Taxes arising from the Contemplated Transactions, including any Taxes arising from any pre-Closing restructuring occurring in connection with the Contemplated Transactions, (v) all Taxes of any Person (other than a Sale Entity or JV Company) imposed on any Sale Entity or JV Company (x) as a transferee or successor, (y) by Contract, or (z) pursuant to any Law, which Taxes, in each case, relate to an event or transaction occurring before the end of the Closing Date, (vi) all Taxes arising from the settlement, repayment, retirement, cancellation or elimination of any intercompany balances between Sale Entities or JV Companies or between one or more Sale Entity or JV Company and one or more Seller or its Affiliates, (vii) all Taxes payable under Section 965 of the Code, regardless of whether an election under Section 965(h) of the Code has been made, (viii) any indemnity or gross up made to service providers of any Sale Entity or JV Company for any Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local, or non-U.S. Tax Law) with respect to compensation arrangements entered into with service providers in a Pre-Closing Tax Period or the portion of any Straddle Period through the end of the Closing Date, (ix) Taxes arising from breach by Seller of any covenant set forth in this Agreement, (x) any Taxes arising from the inclusion of any item of income in, or exclusion of any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in either case, to the extent resulting from an action or election taken or made, or otherwise attributable to any taxable period or portion thereof, before the Closing, and (xi) any amount that would have been described in clauses (i)-(ix) of this definition but for a Pandemic Response Law. Pre-Closing Taxes shall not include Taxes arising solely as a result of actions taken by Buyer on the Closing Date after the Closing that are not contemplated by this Agreement and are outside the ordinary course of business of the Sale Entities and the JV Companies.

“Purchase Price” has the meaning set forth in Section 2.1(b).

“QPC Holdings” has the meaning set forth in the recitals.

“Q-Pipe Businesses” means, collectively, the businesses of the Q-Pipe Companies.

“Q-Pipe Company” or “Q-Pipe Companies” means each of, or collectively, as applicable, (i) Dominion Energy Questar Pipeline, LLC, (ii) Dominion Energy Overthrust Pipeline, LLC, (iii) Questar Field Services, LLC, (iv) Questar White River Hub, LLC, (v) White River Hub, LLC, (vi) Pipeline Services, (vii) QPC Holdings, (viii) Questar Southern Trails Pipeline Company, and (ix) Questar Energy Services, Inc.

“Q-Pipe Reorganization” has the meaning set forth in Section 9.3.

“Q-Pipe Termination” has the meaning set forth in Section 5.2(a)(vii).

“Q-Pipe Termination Fee” means $25,000,000.00.

“Questar Gas Agreement” means that certain Precedent Agreement regarding Peaking, Transportation, and Storage Agreements entered into by and between DEI and Buyer as of the Effective Date, regarding certain future peaking, transportation and storage arrangements between Dominion Energy Questar Pipeline, LLC and Kern River on the one hand, and Questar Gas Company on the other.

“Reasonable Efforts” means commercially reasonable efforts.

“Records” means the data and records of the Sale Entities and JV Companies (other than the Excluded Records), to the extent relating primarily to the Sale Entities or JV Companies, as applicable.

“Regulatory Filings” has the meaning set forth on Section 3.5(e).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substance into the environment (including the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substances).

“Remedial Action” has the meaning set forth in Section 5.2(a)(iv).

“Reporting Company” has the meaning set forth in Section 3.5(a).

“Restraint” has the meaning set forth in Section 9.1(b)(ii).

“Retained Liabilities” has the meaning set forth in Section 5.7(c).

“Required Regulatory Approvals” has the meaning set forth in Section 3.4.

“Sale Entity” or “Sale Entities” means each of, or collectively, as applicable, (i) the DEI Direct Subsidiaries, (ii) the Dominion Questar Direct Subsidiaries, and (iii) the Indirect Subsidiaries, and (iv) solely for purposes of Section 5.3(b), White River Hub, LLC and JAX LNG, LLC; provided, however, that in the event of a Q-Pipe Termination, no Q-Pipe Company shall be deemed a Sale Entity.

“Sale Entity Employee” means any individual who, immediately prior to the Closing, is employed by any of the Sale Entities.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Section 338(h)(10) Election” has the meaning set forth in Section 5.3(j).

“Section 338(h)(10) Election Forms” has the meaning set forth in Section 5.3(j).

“Securities Act” means the Securities Act of 1933.

“Seller” or “Sellers” has the meaning set forth in the first paragraph of this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 10.1(b).

“Sellers’ Counsel” means McGuireWoods LLP.

“Sellers’ Knowledge” means the actual knowledge (as opposed to any constructive or imputed knowledge) of the Persons listed on Schedule 1.1(c).

“Sellers’ Q-Pipe Date” means the seventy-fifth (75th) day following the Effective Date.

“Significant Subsidiary” or “Significant Subsidiaries” means each of, or collectively, as applicable, (i) DEGH, (ii) DECP, (iii) DETI, and (iv) Dominion Energy Questar Pipeline, LLC; provided, however, that in the event of a Q-Pipe Termination, Dominion Energy Questar Pipeline, LLC shall no longer be deemed a Significant Subsidiary.

“Straddle Period” has the meaning set forth in Section 5.3(b)(ii).

“Stock Powers” means, collectively, each of the Stock Powers to be dated as of the Closing Date and executed by the applicable Seller, substantially in the form attached hereto as Exhibit B.

“Subsidiary” of a Person means (i) any corporation, association or other business entity (whether or not incorporated) of which more than 50% or more of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and (ii) any partnership or limited liability company of which such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) is a general partner or managing member, provided, however, that no JV Company shall be considered a Subsidiary for purposes of this Agreement.

“Support Obligations” has the meaning set forth in Section 5.8(c).

“Tax Proceeding” has the meaning set forth in Section 5.3(d).

“Tax Return” means any return, declaration, report, statement, claim for refund, or other document, together with all amendments and supplements thereto (including all related and supporting information) required to be filed with a Governmental Authority in respect of Taxes.

“Taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, transfer, registration, stamp, occupation, premium, property, windfall profits, fuel, gas import, customs, duties, value added, alternative or add on minimum, estimated, or other taxes of any kind whatsoever imposed by any Governmental Authority, together with any interest, penalty, or addition thereto, and the term “Tax” means any one of the foregoing Taxes.

“Taxing Authority” means any Governmental Authority responsible for the administration or the imposition of any Tax.

“Termination Date” has the meaning set forth in Section 9.1(b)(i).

“Title IV Plan” has the meaning set forth in Section 3.10(d).

“Transfer Tax” means any sales, use, transfer, real property transfer, recording, stock transfer and other similar Tax and fees, including any interest, penalty or addition thereto, whether disputed or not; provided, however, that the term “Transfer Tax” shall not include any Income Tax.

“Transferred Employee” means each (i) Sale Entity Employee and (ii) Company Employee (other than Sale Entity Employees) who accepts a Post-Closing Offer.

“Transferred Non-Union Employees” has the meaning set forth in Section 5.6(b).

“Transferred Union Employees” has the meaning set forth in Section 5.6(c).

“Transition Services Agreement” means that certain Transition Services Agreement to be dated as of the Closing Date by and among Sellers and Buyer, substantially in the form attached hereto as Exhibit C.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

Section 1.2 Terms Generally. Unless otherwise required by the context in which any term appears:

(a) Capitalized terms used in this Agreement shall have the meanings specified in this Article.

(b) The singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the feminine and neutral genders and vice versa.

(c) References to “Articles,” “Sections,” “Schedules” or “Exhibits” shall be to articles, sections, schedules or exhibits of or to this Agreement unless stated otherwise, and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs.

(d) The words “herein,” “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement; and the words “include,” “includes” or “including” shall mean “including, without limitation.”

(e) The word “or” will have the inclusive meaning represented by the phrase “and/or;” and “shall” and “will” mean “must,” and shall have equal force and effect and express an obligation.

(f) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing in a visible form.

(g) The term “day” shall mean a calendar day, commencing at 12:00 a.m. (local time in New York, New York). The term “month” shall mean a calendar month; provided that when a period measured in months commences on a date other than the first day of a month, the period shall run from the date on which it starts to the corresponding date in the next month and, as appropriate, to succeeding months thereafter. Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day. Time is of the essence in this Agreement.

(h) All references to a particular entity shall include such entity’s permitted successors and permitted assigns unless otherwise specifically provided herein.

(i) All references herein to any Law or to any Contract shall be to such Law or Contract as amended, supplemented or modified from time to time unless otherwise specifically provided herein.

(j) The titles of the articles, sections, schedules and exhibits herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

(k) This Agreement was negotiated and prepared by both of the Parties with advice of counsel to the extent deemed necessary by each Party; the Parties have agreed to the wording of this Agreement; and none of the provisions hereof shall be construed against any Party on the ground that such Party is the author of this Agreement or any part hereof.

(l) The Schedules and Exhibits hereto are incorporated in and are intended to be a part of this Agreement; provided, however, that in the event of a conflict between the terms of any Schedule or Exhibit and the terms of Articles I through XI of this Agreement, the terms of Articles I through XI of this Agreement shall take precedence.

(m) All monetary amounts contained in this Agreement refer to currency of the United States.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

Section 2.1 Purchase and Sale of the Interests. Subject to the terms and conditions set forth in this Agreement:

(a) Transfer of Interests. At the Closing and for the consideration specified in Section 2.1(b) below, Sellers shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Sellers all of the Interests.

(b) Purchase Price. The total consideration to be paid by Buyer for the Interests (the “Purchase Price”) shall be an amount equal to the sum of $4,026,250,000 (the “Base Purchase Price”, provided, however, that in the event of a Q-Pipe Termination, the Base Purchase Price shall equal $2,736,250,000) plus the Post-Closing Payment Amount (as determined and paid in accordance with Section 2.1(c) below). The Parties acknowledge and agree that all Indebtedness for borrowed money and all currency or interest rate hedging arrangements (other than Excluded Assets and Retained Liabilities), including those listed in Schedule 2.1(b), of the Sale Entities and JV Companies will remain outstanding at Closing except as set forth in Section 5.8(a). At the Closing, Buyer shall pay, or cause to be paid, to Sellers an amount equal to the Base Purchase Price by wire transfer of immediately available funds to one or more accounts designated by Sellers.

(c) Post-Closing Payment Amount.

(i) As promptly as practical, but in no event later than thirty (30) days after the Closing Date, Buyer shall (at Buyer’s expense) prepare and deliver to Sellers a statement setting forth Buyer’s good faith calculation of the Preliminary Post-Closing Payment Amount, and documentation sufficient to confirm the accuracy of such calculation.

(ii) Following Sellers’ receipt of the Preliminary Post-Closing Payment Amount, Sellers and their agents, representatives and advisors shall be permitted to review all books and records, working papers, financial records and information of Buyer related to the Preliminary Post-Closing Payment Amount and shall have such access to Buyer’s personnel as may be reasonably necessary to permit Sellers to review in detail the manner in which the Preliminary Post-Closing Payment Amount was calculated and prepared. Within thirty (30) days after Sellers’ receipt of the Preliminary Post-Closing Payment Amount, Sellers shall either:

(A) accept such Preliminary Post-Closing Payment Amount, in which case (1) such Preliminary Post-Closing Payment Amount shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement and (2) (x) if the Post-Closing Payment Amount is positive, Buyer shall pay to Sellers, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Sellers, an amount equal to the Post-Closing Payment Amount or (y) if the Post-Closing Payment Amount is negative (in which case, the “Post-Closing Payment Amount” for purposes of this clause (y) shall be deemed to be equal to the absolute value of such amount), Sellers shall pay to Buyer, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the Post-Closing Payment Amount; or

(B) dispute such Preliminary Post-Closing Payment Amount, in which case (1) within ten (10) days of Sellers’ notice to Buyer of such dispute, such dispute shall be referred to senior officers or other authorized representatives of Sellers and Buyer or their respective Affiliates, for settlement of such dispute within thirty (30) days of referral, (2) the final amount agreed to by such senior officers or other authorized representatives shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement and (3) (x) if the Post-Closing Payment Amount is positive, Buyer shall pay to Sellers, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Sellers, an amount equal to the Post-Closing Payment Amount or (y) if the Post-Closing Payment Amount is negative (in which case, the “Post-Closing Payment Amount” for purposes of this clause (y) shall be deemed to be equal to the absolute value of such amount), Sellers shall pay to Buyer, within five (5) days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the Post-Closing Payment Amount.

Section 2.2 Allocation.

(a) On the Closing Date, Buyer shall prepare and deliver to Sellers, using and based upon the best information available to Buyer, an initial allocation statement (the “Initial Allocation Statement”) reflecting the allocation of the Base Purchase Price among the Interests including, where applicable, a further allocation of the Base Purchase Price to any interests in Indirect Subsidiaries held by a DEI Direct Subsidiary or Dominion Questar Direct Subsidiary (the “Initial Allocation”). As soon as reasonably practicable, but no later than thirty (30) days following the receipt of the Initial Allocation Statement, Sellers shall deliver to Buyer a written report containing any changes that Seller proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail).

(b) Within thirty (30) days after the final determination of the Post-Closing Payment Amount, Buyer shall prepare and deliver to Sellers a statement (the “Final Allocation Statement”) reflecting the allocation of the final Purchase Price, as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes, among the Interests (the “Final Allocation”). To the extent required by Section 338 or 1060, the Final Allocation Statement shall include an allocation of that portion of the adjusted Purchase Price allocated to a DEI Direct Subsidiary or a Dominion Questar Direct Subsidiary among the separate classes of assets of such entity (and a further allocation of the Purchase Price attributable to an Indirect Subsidiary among the assets of such subsidiary) in a manner that is consistent with the allocation methodology provided by Section 338 or Section 1060 of the Code and the Treasury regulations promulgated thereunder, as the case may be. Within thirty (30) days following the receipt by Sellers of the Final Allocation Statement, Sellers shall review the Final Allocation and submit to Buyer in writing any objections or proposed changes to the Final Allocation Statement (an “Objections Notice”). Unless Sellers submit an Objections Notice on or before the expiration of such thirty (30) day period, the Final Allocation Statement prepared and delivered to Sellers pursuant to this Section 2.2(b) shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of the Final Allocation.

(c) If Sellers timely submit an Objections Notice in accordance with Section 2.2(b), the Parties shall negotiate in good faith and use their Reasonable Efforts to resolve such dispute. In the event the Parties are unable to resolve any dispute with respect to the Final Allocation Statement within twenty (20) days after the delivery of the Objections Notice, neither Buyer nor Sellers will be bound by the Final Allocation Statement as prepared by Buyer, and each Party may independently (and in its sole discretion) (i) determine its own allocation of the Purchase Price between the ownership interests of each Sale Entity and, with respect to that portion of the adjusted Purchase Price to be allocated to each Sale Entity, among the separate classes of assets of such Sale Entity, and (ii) file its Tax Returns (and Tax Returns of its Affiliates) using alternative allocations of its choosing.

(d) If the Parties ultimately agree on the Final Allocation Statement, (i) such Final Allocation Statement shall be amended as, and to the extent, Buyer and Sellers agree to reflect any adjustment to the Purchase Price (as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes), (ii) except to the extent required to comply with audit determinations of any Taxing Authority with jurisdiction over a Party, Buyer and Sellers shall report the Contemplated Transactions for all required federal Income Tax and all other Tax purposes in a manner consistent with the Final Allocation, and (iii) no Party shall take any position in any Tax Return or Tax Proceeding that is inconsistent with the Final Allocation without the consent of the other Parties; provided, however, that no Party (or any of its Affiliates) shall be required to litigate before any court or defend in any administrative proceeding (including any Tax audit or examination) any proposed deficiency or adjustment by any Taxing Authority challenging such Final Allocation.

Section 2.3 Withholding. Buyer shall be entitled to deduct and withhold any amounts that are required to be deducted or withheld under any provision of applicable Law, and any amount so deducted or withheld will be remitted by Buyer to the applicable Taxing Authority, and shall be treated, for purposes of this Agreement, as having been paid to the Person in respect of which the deduction or withholding was made. Buyer shall use Reasonable Efforts to notify the applicable Seller before making any such deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except (a) as set forth in the Schedules delivered by Sellers to Buyer simultaneously with the execution of this Agreement (which Schedules sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Sellers’ covenants contained in Article V) or (b) as set forth in any of the Applicable SEC Documents filed prior to the date of this Agreement, but excluding in the case of this clause (b) any risk factor disclosure under the headings “Risk Factors” or “Forward Looking Statements”, Sellers represent and warrant to Buyer as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) Each Seller is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is a party and to own the Interests held by such Seller.

(b) Each of the Sale Entities and the JV Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except in each case as would not reasonably be expected to have a Material Adverse Effect. Each of the Sale Entities and the JV Companies is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.2(a), all the outstanding shares of capital stock of, or other equity interests in, each of the Sale Entities and the JV Companies have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Sellers free and clear of all Liens other than Permitted Encumbrances.

(c) Each of the Sale Entities and the JV Companies has all requisite entity power and authority to enable it to own or lease its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect.

(d) Sellers have made available to Buyer true and complete copies of the Organizational Documents of each Sale Entity and JV Company as in effect on the date of this Agreement.

Section 3.2 Capitalization; Sufficiency of Assets.

(a) Schedule 3.2(a) sets forth for each Sale Entity the identity of each of its direct owners or general partners and the respective percentage ownership interests of each. Schedule 3.2(a) also sets forth for each JV Company, the identity of each of its direct owners or general partners that is an Affiliate of Sellers, and the respective percentage ownership interests of each.

(b) Except for any Permitted Encumbrances and as set forth on Schedule 3.2(b), there are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from the Sale Entities or the JV Companies, any equity interests of or in the Sale Entities or the JV Companies, (ii) no commitments on the part of the Sale Entities or the JV Companies to issue shares, subscriptions, warrants, options, convertible securities, limited liability company interests, membership interests, general partnership interests, limited partnership interests or other similar rights, and (iii) no equity interests of the Sale Entities or the JV Companies are reserved for issuance for any such purpose. Except for any Permitted Encumbrances and as set forth on Schedule 3.2(b), the Sale Entities and the JV Companies have no obligation (contingent or other) to purchase, redeem or otherwise acquire any of their respective equity securities.

(c) All of the Interests (i) have been or at the Closing shall be duly authorized, validly issued, fully paid and nonassessable, and (ii) are held beneficially and of record by Sellers, free and clear of all Liens other than Permitted Encumbrances.

(d) Except, (i) as set forth on Schedule 3.2(d), (ii) with respect to any Affiliate arrangements required to be terminated pursuant to Sections 5.8(a) and (b) and (iii) with respect to any Excluded Assets, the assets owned, leased or licensed by the Sale Entities and the JV Companies, together with any assets or services provided pursuant to the Transition Services Agreement, constitute all of the assets, services, properties and rights necessary and sufficient for the Sale Entities and the JV Companies to operate and conduct in all material respects their respective businesses consistent with past practices and as currently conducted.

Section 3.3 Authority; Non-contravention.

(a) Sellers have all necessary corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by Sellers and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(c) Except as set forth on Schedule 3.3(c), the execution and delivery by Sellers of this Agreement and the Ancillary Agreements does not, and neither the consummation by Sellers of the Contemplated Transactions nor compliance by Sellers with any of the terms or provisions hereof will:

(i) conflict with or violate any terms, conditions or provisions of the Organizational Documents of Sellers or any of the Sale Entities or the JV Companies;

(ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Sellers or any of the Sale Entities or the JV Companies, other than any violation that would not reasonably be expected to have a Material Adverse Effect; or

(iii) assuming that each of the consents and notices specified in Schedule 5.2(b) is obtained or given, as applicable, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or any right of first refusal under, any Material Contract or result in the creation of a Lien, upon any of the properties or assets of the Sale Entities or the JV Companies, other than any breach, default right or Lien that would not reasonably be expected to have a Material Adverse Effect.

Section 3.4 Governmental Approvals. Except for (a) the HSR Approval, (b) the DOE Approval (the approvals and filings described in clauses (a) and (b), the “Required Regulatory Approvals”) and (c) the approvals and filings set forth on Schedule 3.4, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Sellers and the consummation by Sellers of the Contemplated Transactions, other than as would not reasonably be expected to have a Material Adverse Effect.

Section 3.5 Applicable SEC Documents; Undisclosed Liabilities.

(a) DEGH is the only Sale Entity that is a reporting company subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Reporting Company”). The Reporting Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, proxy statements and other documents with the SEC required to be filed or furnished since January 1, 2018 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and documents may have been amended since the date of their filing, the “Applicable SEC Documents”). As of their respective effective dates (in the case of Applicable SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Applicable SEC Documents), or in the case of amendments thereto, as of the date of the last such amendment, the Applicable SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Applicable SEC Documents, and none of the Applicable SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Applicable SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Reporting Company included in the Applicable SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Reporting Company and its Subsidiaries, and the consolidated results of its operations and cash flows, as of each of the dates and for the periods shown, as applicable, in conformity with GAAP.

(c) The Reporting Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Reporting Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Reporting Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Reporting Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(d) Neither the Reporting Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on the consolidated balance sheet of the Reporting Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of the Reporting Company and its Subsidiaries as of March 31, 2020 (the “Balance Sheet Date”) (including the notes thereto) included in the Applicable SEC Documents, (ii)

incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Contemplated Transactions or (iv) as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.5, none of the Sale Entities, other than the Reporting Company and its Subsidiaries, has any Indebtedness for borrowed money.

(e) All filings (other than immaterial filings) required to be made by the Sale Entities since January 1, 2018 under applicable state or federal Laws specifically governing the regulation of public utilities or pipeline safety have, to Sellers’ Knowledge, been filed or furnished with the applicable Governmental Authority (including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto (collectively, “Regulatory Filings”)), and all such Regulatory Filings complied, as of their respective dates, with all applicable requirements of the applicable Laws, except for Regulatory Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable Laws have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.6 Absence of Certain Changes. Except as set forth on Schedule 3.6, from the Balance Sheet Date to the date of this Agreement, (a) except in connection with the Contemplated Transactions, the business of the Significant Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.7 Legal Proceedings. There is no pending or, to the Sellers’ Knowledge, threatened, Claim against the Significant Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon the Significant Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) The Significant Subsidiaries, are in compliance with all Laws applicable to such Significant Subsidiary, except for instances of non-compliance that would not reasonably be expected to have a Material Adverse Effect. To Sellers’ Knowledge, each JV Company and each Sale Entity that is not a Significant Subsidiary is in compliance with all Laws applicable to such entity, except for instances of non-compliance that would not reasonably be expected to have a Material Adverse Effect.

(b) The Significant Subsidiaries hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted, except as would not reasonably be expected to have a Material Adverse Effect. To Sellers’ Knowledge, each JV Company and each Sale Entity that is not a Significant Subsidiary holds, and is in compliance with, all Permits required by Law for the conduct of such entity’s business as it is now being conducted, except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.9 Tax Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect:

(a) each Sale Entity has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete;

(b) each Sale Entity has duly paid or made provisions for the payment of all Taxes that have been incurred or are due or claimed to be due from such Sale Entity by Governmental Authorities;

(c) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Reporting Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Applicable SEC Documents;

(d) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of any Sale Entity, and no written notice thereof has been received. There are no material Liens for Taxes upon any asset of the Sale Entities other than Liens for Taxes not yet due or delinquent or which are being contested in good faith through appropriate proceedings;

(e) since its formation, DEGH has been disregarded as an entity separate from its owner for U.S. federal income tax purposes and has not filed an election to be treated as an association taxable as a corporation under Treasury Regulations Section 301.7701-3 or otherwise changed its classification for U.S. federal income tax purposes;

(f) none of the Sale Entities has liability for the Taxes of any other Person (other than another Sale Entity), as a transferee by operation of law or Treasury Regulation Section 1.1502-6(a);

(g) neither DEI nor any of the Sale Entities has requested or received a ruling, technical advice memorandum or similar ruling or memorandum from any Governmental Authority with respect to a Sale Entity that will have continuing effect after the Closing Date or has signed a closing or other agreement with any Governmental Authority that will have continuing effect on a Sale Entity after the Closing Date; and

(h) none of the Sale Entities has been a party to any “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(a).

This Section 3.9 constitutes the sole and exclusive representation and warranty of Sellers regarding Tax matters.

Section 3.10 ERISA.

(a) Schedule 3.10(a) lists all of the employee benefit plans and programs, including, without limitation: (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, incentive, vacation and other similar plans, whether or not subject to ERISA and whether covering one person or more than one person, that are maintained by Sellers or any ERISA Affiliate with respect to Company Employees or to which Sellers or any ERISA Affiliate contributes on behalf of Company Employees (hereafter “Employee Plans”).

(b) All Employee Plans subject to ERISA and the Code comply with ERISA, the Code and, as applicable, the Pregnancy Discrimination Act of 1978, the Age Discrimination in Employment Act, as amended, the Family and Medical Leave Act of 1993, and the Health Insurance Portability and Accountability Act, except such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) All Employee Plans contributed to by a Sale Entity or any ERISA Affiliate intended to be qualified under Section 401 of the Code have filed for or received favorable determination letters with respect to such qualified status from the Internal Revenue Service. The determination letter for each such Employee Plan remains in effect, and, to Sellers’ Knowledge, any amendment made, or event relating to such an Employee Plan subsequent to the date of such determination letter, has not materially and adversely affected the qualified status of the Employee Plan.

(d) No Employee Plan that is subject to Title IV of ERISA (a “Title IV Plan”) or Section 430 of the Code is considered “at-risk”, within the meaning of Section 430(i)(4) of the Code, and to Sellers’ Knowledge, no condition exists which would be expected to result in an Employee Plan becoming “at-risk” as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 430 of the Code. The PBGC has not instituted proceedings to terminate any Title IV Plan, and no other event or condition has occurred which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan.

(e) Other than the UWUA Health and Welfare Fund referenced in Section 5.6(b), no Employee Plan is a Multiemployer Plan and neither Sellers nor any ERISA Affiliate has incurred or reasonably expects to incur any liability for withdrawal from a Multiemployer Plan.

Section 3.11 Environmental Matters.

(a) Except as set forth on Schedule 3.11(a) and for those matters that would not reasonably be expected to have a Material Adverse Effect, (i) each Significant Subsidiary is in compliance with applicable Environmental Laws, (ii) no Significant Subsidiary has Released any Hazardous Substances at any properties owned by them that are currently not in compliance with applicable Environmental Laws, (iii) no Significant Subsidiary has received in the last two years any written notices of any violation of Environmental Laws relating to the operations or properties of any of the Significant Subsidiaries, and (iv) there are no Actions or investigations pending or threatened against any Significant Subsidiary relating to non-compliance by such Significant Subsidiary with or liability of such Significant Subsidiary under, applicable Environmental Laws.

(b) Except as set forth on Schedule 3.11(b), each Significant Subsidiary has all Permits required under applicable Environmental Laws (the “Environmental Permits”) to own, lease, and operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth on Schedule 3.11(c), and except as would not reasonably be expected to have a Material Adverse Effect, with respect to each Significant Subsidiary (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Environmental Permit has been received by any Seller or any Significant Subsidiary, (iii) there are no Actions pending or, to Sellers’ Knowledge, threatened that seek the revocation, cancellation or termination of any Environmental Permit, and (iv) each Significant Subsidiary is in compliance with all Environmental Permits applicable to such Significant Subsidiary.

(d) This Section 3.11 constitutes the sole and exclusive representation and warranty of the Sellers regarding environmental matters, including without limitation all matters arising under Environmental Laws.

Section 3.12 Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect, (a) (i) the conduct of the businesses of the Sale Entities as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property and (ii) there is no claim of such infringement or other violation pending, or to Sellers’ Knowledge, threatened in writing, against the Sale Entities, and (b) (i) to Sellers’ Knowledge, no Person is infringing or otherwise violating any Intellectual Property owned by the Sale Entities and (ii) no Claims of such infringement or other violation are pending or, to Sellers’ Knowledge, threatened in writing against any Person by the Sale Entities. This Section 3.12 constitutes the sole and exclusive representation and warranty of Sellers with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

Section 3.13 Material Contracts.

(a) Except for any Material Contract that has been filed by the Reporting Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, each Material Contract is set forth on Schedule 3.13.

(b) Each Material Contract is valid and binding on the Sale Entity that is a party thereto, as applicable, and to Sellers’ Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not reasonably be expected to have a Material Adverse Effect. The Sale Entities, and, to Sellers’ Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

Section 3.14 Labor. The Collective Bargaining Agreement is the only collective bargaining agreement to which any of the Sale Entities is a party or is subject and which relate to the businesses and operations of the Sale Entities. As of the date of this Agreement, there is no labor strike, lockout or work stoppage, or, to Sellers’ Knowledge, threat thereof, by or with respect to any employee of the Sale Entities, except where such strike, lockout or work stoppage would not reasonably be expected to have a Material Adverse Effect. There are no actions, charges or investigations pending or, to Sellers’ Knowledge, threatened by or on behalf of any employee or labor organization alleging violations of local, state or federal Laws relating to employment or labor practices, except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.15 Brokers and Other Advisors. Except for any fees which will be paid by Sellers, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Sellers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

Section 4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Iowa. Buyer has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority; Non-contravention.

(a) Buyer has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of and performance by Buyer under this Agreement, and the consummation by Buyer of the Contemplated Transactions, have been duly authorized and approved by all necessary corporate action by Buyer, and no other corporate action on the part of Buyer is necessary to authorize the execution and delivery of and performance by Buyer under this Agreement and the consummation by Buyer of the Contemplated Transactions. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery hereof by Sellers, constitutes a legal, valid and binding obligation of Buyer, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Buyer is necessary to adopt or approve this Agreement and the Contemplated Transactions.

(b) The execution and delivery of this Agreement by Buyer does not and neither the consummation by Buyer of the Contemplated Transactions, nor compliance by Buyer with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Organizational Documents of Buyer, in each case as amended to the date of this Agreement or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.2(b) (and any condition precedent to any such consent, authorization or approval has been satisfied) is obtained or given, as applicable, and each of the filings referred to in Section 4.2(b) are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Buyer or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Buyer is a party, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for the Required Regulatory Approvals, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the Contemplated Transactions, other than as would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for any fees which will be paid by Buyer, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer.

Section 4.5 Sufficient Funds. Buyer has, and shall have available at and at all times prior to and on the Closing Date, sufficient cash and cash equivalents and other sources of immediately available funds to deliver the Purchase Price and make the payments required under Article II, and any other amounts incurred or otherwise payable by Buyer in connection with the Contemplated Transactions, and there is no restriction on the use of such cash for such purposes. Buyer has the financial resources and capabilities to fully perform its obligations under this Agreement. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s ability to obtain financing for the consummation of the Contemplated Transactions.

Section 4.6 Legal Proceedings. There is no pending or, to the knowledge of Buyer, threatened, claim against Buyer or any of its Affiliates, nor is there any injunction, order, judgment, ruling or decree imposed upon Buyer or any of its Affiliates, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.7 No Conflicting Contracts. Neither Buyer nor any of its Affiliates is a party to any Contract to build, develop, acquire or operate any asset, or otherwise owns assets or is engaged in a business, that would reasonably be expected to hinder or cause a delay in any Governmental Authority’s granting of any of the consents, authorizations or approvals that are listed on Schedule 3.4 or the Required Regulatory Approvals.

Section 4.8 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Sale Entities and the JV Companies by Buyer, Buyer has received and may continue to receive from Sellers certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Sale Entities and the JV Companies and their respective businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Buyer is familiar, that Buyer is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Buyer has not relied upon and will not have any claim against Sellers or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Buyer hereby acknowledges that neither Sellers, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans). Buyer also acknowledges that it has been provided documents and reports in a data room and has been provided other diligence information on the Sale Entities and the JV Companies. Sellers shall have no liability or obligation with respect to any such information and Buyers is not relying on any such information.

ARTICLE V

ACCESS; ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Continuing Disclosure. From the Effective Date until the Closing and subject to legal or regulatory requirements, including under Antitrust Laws, Sellers and Buyer shall cooperate in good faith in developing a mutually acceptable transition plan, which shall include: (i) reasonable access by Buyer and its representatives, at reasonable times and upon reasonable prior notice (but in no event less than five (5) Business Days’ prior written notice) during normal business hours, to the properties of the Significant Subsidiaries, the books and records of the Sale Entities, and to the officers and employees of Sellers and their Affiliates who have significant responsibility for any of the Sale Entities, but only to the extent that such access does not unreasonably interfere with the business of Sellers or any of their Affiliates, provided, however, that Sellers shall have the right to (A) have a Sellers representative(s) present with Buyer and its representatives at all times that Buyer and its representatives are on any such properties, and (B) impose reasonable restrictions and requirements on such access as necessary for safety and security purposes; and (ii) the furnishing of financial and operating data and other information reasonably requested by Buyer. Promptly upon completion of any such access by Buyer and its representatives, Buyer shall repair any damage caused by Buyer or its representatives, and indemnify and hold harmless Sellers, the Sale Entities and any of their Affiliates for any Adverse Consequences incurred by Sellers, the Sale Entities or any of their Affiliates caused by Buyer or its representatives during such access, including any property damage or personal injury. Notwithstanding anything herein to the contrary, Sellers and the Sale Entities shall not be required to (i) take any action that would constitute a waiver of the attorney-client privilege, or (ii) furnish any information that Sellers, the Sale Entities or any of their Affiliates, are under a legal obligation not to disclose. All information furnished by or on behalf of Sellers or the Sale Entities hereunder shall be subject to the terms of the Confidentiality Agreement dated as of April 27, 2020 between DEI and Buyer (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Section 5.1 or the Confidentiality Agreement, Sellers shall be permitted to disclose this Agreement and any related information to any Governmental Authority, including the Internal Revenue Service.

Section 5.2 Approvals and Other Actions.

(a) Regulatory Approvals, Litigation and Other Actions.

(i) Subject to the terms and conditions of this Agreement, Sellers, on the one hand, and Buyer, on the other hand, shall each use their respective reasonable best efforts to (i) cause the Contemplated Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Antitrust Laws or to Governmental Authorities with respect to the Contemplated Transactions, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the Contemplated Transactions as soon as practicable.

(ii) In furtherance and not in limitation of the foregoing: (i) each Party agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as reasonably practicable following the date of this Agreement, (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) necessary to obtain the HSR Approval as soon as practicable, and (ii) each Party agrees to (A) make or cause to be made the appropriate filings as soon as practicable with the DOE, including the DOE Notification, and the FCC relating to the Contemplated Transactions, (B) supply as soon as practical any additional information and documentary material that may be required or requested by the DOE and FCC and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.2(a) as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from the DOE and FCC as soon as practicable.

(iii) Sellers and Buyer shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other Parties of (and if in writing, furnish the other Parties with copies of) any communication to such Party from a Governmental Authority regarding the filings and submissions described in this Section 5.2(a) and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed written response to any communication from a Governmental Authority regarding the filings and submissions described in this Section 5.2(a), (ii) keep the other Parties reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Contemplated Transactions and (iii) not independently participate in any meeting or discussion with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Contemplated Transactions without giving the other Parties prior notice of such meeting or discussion and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that the Parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Contemplated Transactions.

(iv) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), Buyer agrees to take, or cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority, so as to enable the Parties to close the Contemplated Transactions as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (A) the sale, license, holding separate or other disposition of assets or businesses of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing; provided, however, in no event shall Buyer be required to divest or sell, in whole or in part, (i) Kern River, (ii) the Q-Pipe Businesses or (iii) PacifiCorp or any of its Subsidiaries, (B) the termination, relinquishment, modification, or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing; provided, however, in no event shall Buyer be required to take any action that would reasonably be expected to cause material harm to the business or operations of, (i) Kern River, (ii) the Q-Pipe Businesses or (iii) PacifiCorp or any of its Subsidiaries and (C) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any of its Affiliates and Subsidiaries, including the Sale Entities upon or after Closing (each, a “Remedial Action”), in each case, to the extent that such Remedial Action (1) is conditioned upon, and becomes effective only from and after, the Closing and (2) would not result in, individually and in the aggregate with all other Remedial Actions, (x) a material adverse effect on the business of the Sale Entities, taken as a whole, or (y) a material adverse effect on the business of Buyer and its Affiliates, taken as a whole; provided, however, that in the event of a Q-Pipe Termination, such Q-Pipe Termination shall not be considered a Remedial Action and shall not be taken into consideration in determining whether any materiality threshold in this Section 5.4(a)(iv) has been satisfied.

(v) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the Contemplated Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Contemplated Transactions, Buyer shall use reasonable best efforts to take any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding as promptly as practicable. In addition, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Contemplated Transactions as promptly as practicable.

(vi) From the Effective Date until the earlier of the Closing Date and the date this Agreement is terminated pursuant to Article IX, Buyer shall not, and shall not permit any of its Affiliates and Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable laws with respect to the Contemplated Transactions.

(vii) If the HSR Approval has not been obtained by the Sellers’ Q-Pipe Date, then Sellers may, at any time thereafter, at their option, by written notice to Buyer, elect to terminate the Contemplated Transactions solely with respect to the Q-Pipe Companies in accordance with Section 9.1(e). The termination of the Contemplated Transactions solely with respect to the Q-Pipe Companies as set forth in this Section 5.2(a)(vii) shall be a “Q-Pipe Termination”.

(viii) Notwithstanding anything contained herein to the contrary, neither Sellers nor their Affiliates shall under any circumstance be required in connection with this Agreement or the Contemplated Transactions to offer, accept, agree, commit to agree or consent to, any material undertaking, term, condition, liability, obligation, commitment, sanction or other measure; provided, however, that the foregoing shall not apply to the Sale Entities so long as any required material undertaking, term, condition, liability, obligation, commitment, sanction or other measure is conditioned upon, and effective on or after, the Closing.

(ix) Buyer shall promptly notify Sellers and Sellers shall notify Buyer of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the Contemplated Transactions.

(b) Third Party Consents.

(i) As promptly as practicable, but in no event later than thirty (30) days after the Effective Date, the Parties, as applicable, shall make, deliver or file all other notices, requests, filings, applications, registrations, consents and authorizations listed on Schedule 5.2(b).

(ii) In fulfilling their obligations pursuant to this Section 5.2(b), the Parties shall cooperate in good faith with each other and use Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all third Persons, in the case of each of the foregoing clauses necessary to consummate the Contemplated Transactions.

(c) Sellers agree that between the date of this Agreement and the earlier of the Closing and a Q-Pipe Termination, Sellers shall (A) not, and shall take all action necessary to ensure that none of Sale Entities and (B) shall use their reasonable best efforts to ensure that none of their respective Affiliates or representatives shall, directly or indirectly: (i) solicit, initiate, encourage or accept any other proposals or offers from any Person (x) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of any Q-Pipe Company or any material assets of any Q-Pipe Company, other than inventory to be sold in the ordinary course of business consistent with past practice or as permitted pursuant to Section 5.4(a), (y) to enter into any merger, consolidation or other business combination relating to any Q-Pipe Company or (z) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to any Q-Pipe Company; or (ii) participate in any discussions, negotiations or other communications regarding, or furnish to any other Person any non-public information with respect to, or otherwise cooperate, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Sellers immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

(d) At any time between the Effective Date and Closing, Sellers, on the one hand, and Buyer, on the other hand, shall use their respective reasonable best efforts to: (i) promptly furnish information required or reasonably requested by the Public Service Commission of Utah relating to the Questar Gas Agreement; and (ii) agree to any amendment, modification or supplement to the terms of the Questar Gas Agreement as may be required or reasonably requested by the Public Service Commission of Utah or Questar Gas Company; provided, that Buyer shall not be required to agree to any proposed amendment, modification, or other term, that would materially alter, or modify the expected economic or other benefits to Buyer of the proposed Questar Gas Agreement or impose any material operating restrictions on the business of Buyer or its Affiliates.

Section 5.3 Certain Tax Matters.

(a) All Transfer Taxes incurred in connection with this Agreement and the Contemplated Transactions shall be borne one-half (1/2) by Buyer and one-half (1/2) by Sellers. Buyer shall file, to the extent required by applicable Tax Laws, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. To the extent required by applicable Tax Laws, Sellers or any of their Affiliates will join in the execution of any such Tax Returns or other documentation. The party not making that payment of Transfer Taxes to the Governmental Authority shall pay its share of such Transfer Taxes within five (5) days after demand therefor (which demand may be made before the payment of Taxes to a Governmental Authority) by the paying party.

(b) Any Tax Return to be prepared pursuant to the provisions of this Section 5.3(b) shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in applicable Tax Laws or changes in fact (including the Section 338(h)(10) Election). Buyer shall not, and shall not cause or permit the Sale Entities or any of Buyer’s Affiliates to, (i) amend, refile or otherwise modify any Tax Return with respect to any of the Sale Entities for any Tax period or portion thereof ending on or prior to the Closing Date, or (ii) enter into any closing agreement, settle any Tax claim or assessment relating to any Sale Entity, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Sale Entity for any Pre-Closing Tax Period, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, in each instance without obtaining the prior written consent of Sellers, which consent may be withheld in Sellers’ sole discretion. The following provisions shall govern the allocation of responsibility as between the Parties for certain Tax matters following the Closing Date:

(i) Sellers shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns and all Non-Income Tax Returns for any of the Sale Entities for all Pre-Closing Tax Periods regardless of when they are to be filed. With respect to Non-Income Tax Returns filed after the Closing Date, Sellers shall deliver to Buyer for its review and comment a copy of such Non-Income Tax Returns for its review as soon as reasonably possible. Sellers shall reasonably consider any comments provided by Buyer. Notwithstanding the foregoing, in the event Sellers and Buyer disagree with respect to any Non-Income Tax Return prepared by Sellers pursuant to this Section 5.3(b)(i), Sellers may file such Non-Income Tax Return reflecting the position Sellers determine, in their sole discretion, to be appropriate unless a different position is required by applicable Law. Except as otherwise provided in this Section 5.3 (including, for the avoidance of doubt, Section 5.3(b)(iii)), Sellers shall pay, or cause to be paid on each of the Sale Entities’ behalf, the Taxes payable by each of the Sale Entities with respect to all Pre-Closing Tax Periods, except to the extent of (A) Taxes that became due as any breach of any covenant, representation, warranty, undertaking or other obligation imposed on Buyer or its Affiliates pursuant to this Agreement (including, for this purpose, any of the Sale Entities) on or after the Closing Date and (B) the portion of any Transfer Taxes for which Sellers are not responsible pursuant to Section 5.3(a), and if Sellers pay Taxes described in clause (A) or (B) on behalf of the Sale Entities or Buyer, the Sale Entities or Buyer shall reimburse Sellers therefor within fifteen (15) days after the date on which the Taxes are paid. Notwithstanding any provision in this Agreement to the contrary, Sellers shall have sole discretion and control over any and all Income Tax Returns required to be filed by or in respect of a Sale Entity for a taxable period or portion thereof ending on or prior to the Closing Date.

(ii) Buyer shall prepare or cause to be prepared and file or cause to be filed any Non-Income Tax Returns of the Sale Entities for Tax periods that begin before or on the Closing Date and end after the Closing Date (a “Straddle Period”). Buyer shall deliver to Sellers Tax Returns pertaining to the Straddle Period for Sellers’ review at least fifteen (15) days before the date on which such Tax Return is required to be filed, or as soon as reasonably possible if the Tax Return is required to be filed within ninety (90) days following the Closing Date. Sellers shall review such Tax Returns within ten (10) days after the delivery of such Tax Returns. Sellers will be deemed to have approved such Tax Returns as prepared by Buyer if they fail to submit comments within such ten (10) day review period. If Sellers deliver comments to Buyer within such ten (10) day review period, Buyer and Sellers shall use good faith efforts to resolve any dispute in connection with such comments. In the event Buyer and Sellers are unable to agree on any such revisions within ten (10) days after Sellers provide their comments, Buyer and Sellers shall engage the Independent Auditor to resolve the matter, and the Independent Auditor’s determination shall be final and binding on the Parties. The Independent Auditor shall resolve the dispute within twenty (20) days after the item has been referred to it. Notwithstanding anything to the contrary in this Section 5.3(b)(ii), Buyer shall be entitled to file on behalf of the Sale Entities, or cause to be filed, the applicable Tax Return without having incorporated Sellers’ proposed changes if necessary to avoid a late filing of such Tax Return. If the Independent Auditor’s resolution of the dispute necessitates the amendment of a Tax Return filed in accordance with the previous sentence, then Buyer shall cause an amended Tax Return to be filed that reflects such resolution. The fees and expenses of the Independent Auditor shall be borne by each Party in the percentage inversely proportionate to the percentage of the total items submitted for dispute that are resolved in such Party’s favor.

(iii) Sellers shall pay, or cause to be paid, to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes, if any, which relates to the portion of such Tax period ending on the Closing Date, after taking into account any prepayments or deposits made by or on behalf of a Sale Entity on or before the Closing Date. Notwithstanding the foregoing, Sellers shall have no liability or obligation to pay any Taxes becoming due as a result of any breach of any covenant, representation, warranty, undertaking or other obligation imposed on Buyer or its Affiliates pursuant to this Agreement (including, for this purpose, any of the Sale Entities) on or after the Closing Date. For purposes of this Section 5.3(b)(iii), in the case of any Taxes that are imposed and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Tax period ending as of the Closing Date shall, in the case of any Taxes imposed on a periodic basis (such as real property Taxes), be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period. In the case of non-periodic Taxes (i.e., such as Taxes that are (w) based upon or related to income or receipts, (x) imposed in connection with any capital or debt restructuring, (y) imposed in connection with any sale, distribution, or other transfer or assignment of property (real or personal, tangible or intangible), or (z) payroll, withholding, excise and similar Taxes), the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall be determined based on a closing of the books of the Sale Entities at the end of the Closing.

(iv) Sellers and Buyer agree that, except with respect to Tax incurred by Sellers upon the sale of the Interests to Buyer pursuant to this Agreement, Buyer shall be responsible for all Taxes incurred by or with respect to the Sale Entities, whether resulting from the assets or operations of the Sale Entities or otherwise, for all Tax periods beginning after the Closing Date (including the portion of any Straddle Period beginning immediately after the Closing Date) to the extent attributable to the direct or indirect interest acquired by Buyer. In the event Taxes for which Buyer is responsible under this Section 5.3(b)(iv) are reduced because of Tax payments made by Sellers or a Sale Entity on or before the Closing Date (whether through deposits, prepayments, credits, or otherwise), Buyer shall reimburse Sellers therefor within five (5) days after the date on which Buyer realizes the benefit of the reduction.

(c) Each Party shall provide the other Parties with such assistance as may reasonably be requested by the other Parties in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 5.3 or pursuant to any other Sections hereof providing for the sharing of information relating to or review of any Tax Return or other schedule relating to Taxes shall be subject to the terms of the Confidentiality Agreement.

(d) Except as otherwise provide herein, in the case of any audit, examination, or other proceeding (a “Tax Proceeding”) with respect to (i) any Tax period ending on or before the Closing Date and (ii) with respect to any other Tax period ending after the Closing Date for which Sellers are or may be liable for any Taxes pursuant to this Agreement, Buyer shall inform Sellers in writing of such Tax Proceeding within ten (10) days after the receipt by Buyer of written notice thereof. In the event Buyer fails to timely provide Sellers with written notice of such Tax Proceeding, Sellers’ obligation to indemnify Buyer or its Affiliates hereunder shall be reduced to the extent of any Adverse Consequences arising as a result of such failure to notify. Buyer shall afford Sellers, at Sellers’ expense, the opportunity to control the conduct of such Tax Proceeding; provided, however, that Buyer shall have the right, at Buyer’s expense, to attend and participate in such Tax Proceeding, but only to the extent such Tax Proceeding pertains to a Sale Entity and does not involve Sellers or any of their Affiliates. If Sellers elect not to control the conduct of any such Tax Proceeding, Buyer shall control the conduct of such Tax Proceeding at Buyer’s expense, and Sellers shall have the right (at Sellers’ expense) to attend and participate in such Tax Proceeding. Neither Buyer nor Sellers shall settle or compromise such Tax Proceeding without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned, or delayed. Notwithstanding any other provision in this Agreement to the contrary, Sellers shall have the sole right to control, settle, and compromise all Tax Proceedings related to Income Taxes of a Sale Entity for a Pre-Closing Tax Period, and Buyer shall have no right to participate to attend or participate in any such Tax Proceeding, or to receive copies of any correspondence or other information related to any Tax Proceeding to the extent such Tax Proceeding, correspondence, or other information includes or pertains to Sellers or any of their Affiliates.

(e) To the extent that a Sale Entity’s liability for Taxes for a taxable year or portion ending on or before the Closing Date (as computed in a manner consistent with Section 5.3(b)(iii), and after giving effect to any Tax credits or Tax abatements) is less than the amount of estimated Taxes paid by or on behalf of such Sale Entity with respect to all or a portion of such taxable year or period, Buyer shall pay Sellers the difference within two (2) days of filing the relevant Tax Return that reflects such Tax.

(f) Without duplication of amounts payable to Sellers pursuant to this Section 5.3, any refund of Taxes paid or payable by or with respect to the Sale Entities, shall be paid within two (2) Business Days of receipt as follows, or to the extent payable but not paid due to offset against other Taxes shall be paid by the Party receiving the benefit of the offset within two (2) Business Days of such offset as follows: (i) to Sellers if attributable to any Tax period or portion thereof ending on or before the Closing Date, or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.3(b)(iii), to the portion of such Tax period beginning before and ending on the

Closing Date; and (ii) to Buyer if attributable to any Tax period or portion thereof beginning after the Closing Date or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.3(b)(iii), to the portion of such Tax period beginning after the Closing Date. Buyer shall cooperate, and shall cause each of its Affiliates and the Sale Entities to cooperate, in obtaining any Tax refund that Sellers reasonably believes should be available, including through filing appropriate forms with the applicable Taxing Authority.

(g) Except as provided otherwise herein, none of the Sale Entities shall take, and none of Buyer or any of its Affiliates shall permit or otherwise allow any of the Sale Entities to take, any action on the Closing Date that is not in the ordinary course of the Sale Entities’ businesses, including, but not limited to, the merger or liquidation of any of the Sale Entities or the distribution of any property in respect of any of the Sale Entities’ stock, partnership interests or membership interests, without the prior written consent of Sellers, which consent may be withheld in Sellers’ sole discretion. For this purpose, an action taken effective as of the Closing Date shall be treated as having been taken on the Closing Date.

(h) Except as required by Law, neither Buyer nor any of its Affiliates shall (or shall cause or permit any of the Sale Entities to) take any action which could (A) increase Sellers’ (or any of its Affiliates) liability for Taxes (including any liability of Sellers to indemnify Buyer for Taxes pursuant to this Agreement) or (B) result in, or change the character of, any income or gain that Sellers (or any of its Affiliates) must report on any Income Tax Return.

(i) All Tax sharing agreements or arrangements that provide for the allocation, apportionment, sharing, or assignment of Tax liability between any of the Sale Entities and Sellers or Sellers’ Affiliates shall be terminated as of the Closing Date.

(j) Election Under Section 338(h)(10).

(i) Sellers and Buyer shall make, or cause to be made, a timely and effective joint election under Section 338(h)(10) of the Code and under any applicable similar provisions of state or local law with respect to the purchase of the interests in each Sale Entity specified by Buyer (all such elections being referred to collectively as the “Section 338(h)(10) Election”).

(ii) Buyer shall prepare Internal Revenue Service Form 8023, required schedules thereto and any similar forms necessary to effectuate the Section 338(h)(10) Election under applicable state and local laws (collectively, the “Section 338(h)(10) Election Forms”). Seller shall cooperate with Buyer in the preparation of the Section 338(h)(10) Election Forms and shall deliver duly completed, executed copies thereof on the Closing Date. Buyer and Seller shall cooperate with each other and take all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules, and other documents as may be required) to effect and preserve the Section 338(h)(10) Election in accordance with Section 338 of the Code and the Treasury Regulations thereunder and comparable provisions of applicable state and local Tax laws and shall take no action inconsistent therewith except to the extent required pursuant to a “determination” as defined in Section 1313(a) of the Code or any similar provision of any state, foreign or local law.

Section 5.4 Conduct of Business of the Sale Entities.

(a) From the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Sellers shall cause each of the Sale Entities and JV Companies (and with respect to the JV Companies, solely to the extent that Sellers or their Subsidiaries, pursuant to such JV Company’s Organizational Documents, are permitted to cause such JV Companies), to (i) conduct its respective business in all material respects in the ordinary course of business, unless otherwise contemplated by this Agreement (including, if applicable, to effectuate the Q-Pipe Termination) or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) use its Reasonable Efforts to preserve and maintain its respective relationships with licensors, contractors, suppliers, dealers, customers, employees, Governmental Authorities and others having material business relationships with such Sale Entity or JV Company. In addition, from the Effective Date until the earlier of (i) Closing and (ii) the termination of this Agreement pursuant to Article IX, Sellers shall use Reasonable Efforts to cause each of the Sale Entities to incur capital expenditures in the aggregate in the ordinary course, consistent with past practices including for the period prior to December 31, 2020, substantially in accordance with the 2020 budgets Sellers provided to Buyer prior to the Effective Date. Except as required or permitted by this Agreement (including, if applicable, to effectuate the Q-Pipe Termination or as permitted with respect to any Affiliate arrangements), as may be required by any Material Contract, applicable Law, any Governmental Authority or any Permit, as may be prudent under Good Industry Practice or as set forth on Schedule 5.4(a), from the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, without the consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed, Sellers shall not cause or permit any of the Sale Entities or JV Companies (and with respect to the JV Companies, solely to the extent that Sellers or their Subsidiaries, pursuant to such JV Company’s Organizational Documents, are permitted not to cause or not to permit such JV Companies) to:

(i) sell, transfer, convey or otherwise dispose of any assets or properties that are material to the Sale Entities and JV Companies, taken as a whole, other than sales, transfers, conveyances or other dispositions (A) of obsolete or surplus assets, (B) in accordance with any existing Contract, or (C) that do not exceed $10,000,000 in the aggregate;

(ii) enter into, modify or amend in any material respect, terminate or waive any material right under any Material Contract, except for (A) any termination or modification without material penalty to any Sale Entity, and (B) any new agreement, modification, amendment, termination or waiver in the ordinary course of business;

(iii) incur any Indebtedness, except for short-term floating rate indebtedness for borrowed money or indebtedness for borrowed money incurred pursuant to any existing Contract relating to Indebtedness as in effect as of the Effective Date;

(iv) make any acquisitions (including by merger) of the capital stock, equity securities, membership interests or a material portion of the assets of any other Person;

(v) increase in any respect the compensation of any Company Employee (provided, that payments of bonuses and other grants and awards made in the ordinary course of business shall not constitute an increase in compensation), except (A) in the ordinary course of business consistent with past practices, (B) as required pursuant to applicable Law or the terms of any Employee Plans, the Collective Bargaining Agreement or other employee benefit plans or arrangements in effect on the Effective Date and (C) annual cost-of-living, merit, new hire, promotion or similar increases in salaries, wages and benefits of employees made in the ordinary course of business and consistent with past practices;

(vi) adopt or amend any Employee Plans except as required by Law or for immaterial or ministerial amendments;

(vii) make any material change to its methods of accounting, except as required by U.S. GAAP (or any interpretation thereof), as required by a Governmental Authority or as required by applicable Law;

(viii) split, combine or otherwise change its capital stock, partnership interests or membership interests, as the case may be, or redeem any of its capital stock, partnership interests or membership interests, as the case may be;

(ix) issue, sell, or grant any shares of its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to purchase any shares of its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, partnership interests or membership interests, as applicable;

(x) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to acquire any shares of its capital stock, partnership interests or membership interests, as applicable, except pursuant to any Contract in effect as of the Effective Date;

(xi) amend the Organizational Documents of any Significant Subsidiary, except for immaterial or ministerial amendments;

(xii) except as required by applicable Law or U.S. GAAP, change, in any material respect, its Tax practice or policy (including making new Tax elections or changing Tax elections and settling Tax controversies not in the ordinary course of business) to the extent such change or settlement would be binding on and materially adverse to the Sale Entities and JV Companies, taken as a whole, after the Closing;

(xiii) waive, release, assign, settle or compromise any material claim against the Sale Entities or JV Companies, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (i) equal to or less than the amounts specifically reserved with respect thereto in the consolidated financial statements of the Reporting Company included in the Applicable SEC Documents (including the notes thereto) or (ii) do not exceed $10,000,000.00 in each instance, and (B) impose or require actions that would not reasonably be expected to be material and adverse to the Sale Entities and JV Companies, taken as a whole;

(xiv) with respect to DECP, take any action which would require the consent of Bowie Acquisitions LLC pursuant to the Organizational Documents of DECP;

(xv) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xvi) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(xvii) enter into, modify, amend, assign, transfer, terminate or waive any material right under any capitalized lease (as determined in accordance with U.S. GAAP), letter of credit or similar arrangement;

(xviii) (x) enter into any operating lease that provides for a remaining term of more than one (1) year or (y) modify or amend the terms of any operating lease to provide for a remaining term of more than one (1) year;

(xix) declare, set aside, make or pay any extraordinary dividend or other extraordinary distribution on or with respect to any capital stock or other equity or ownership interest, except with respect to any Excluded Assets or Retained Liabilities; or

(xx) enter into an agreement to do any of the things described in clauses (i) through (xix) above.

Section 5.5 Notice of Changes. From the Effective Date until the Closing, each Party shall promptly advise the other Parties in writing with respect to any fact, event or circumstance that arises after the Effective Date of which such Party obtains knowledge and which, if existing or occurring at the Effective Date and not set forth in this Agreement or any of the Schedules, would have constituted a breach of a representation or warranty of such Party contained in Article III or Article IV, as the case may be, such that the closing condition in Section 6.2 or Section 7.2, as the case may be, cannot be satisfied. Any actions of the Sale Entities or JV Companies occurring following the Effective Date which are required or permitted by this Agreement, including Actions permitted or consented to by Buyer pursuant to Section 5.4(a) shall automatically be deemed to amend and update any appropriate Schedule solely with respect to the representations and warranties of the Sellers and such amendment shall not be subject to, or included in, any determination of whether the provisions of Sections 6.2 or 9.1(c) have been satisfied or are applicable; provided, that such action does not result in a Material Adverse Effect. In the event of a Q-Pipe Termination, Sellers shall be permitted to amend and update any and all appropriate Schedules to reflect the exclusion of the Q-Pipe Companies from the Contemplated Transactions.

Section 5.6 Employee Matters.

(a) Buyer shall cause all Company Employees (other than Sale Entity Employees) to receive a Post-Closing Offer at least fifteen (15) Business Days prior to the Closing Date, with each such offer to be contingent and effective upon the Closing.

(b) With respect to Transferred Employees who are covered by a Collective Bargaining Agreement on the Closing Date (“Transferred Union Employees”), Buyer will cause the Post-Closing Employer to assume the Collective Bargaining Agreement as of the Closing Date, and to continue to abide by the terms and conditions of the Collective Bargaining Agreement for periods after the Closing Date with respect to such Transferred Union Employees, including (without limitation) the obligation to make its proportionate share of the required contributions to the voluntary employee beneficiary association (VEBA) for the UWUA Health and Welfare Fund (or successor fund) due January 31, 2021, 2022, and 2023, respectively; the parties hereby agreeing that Buyer’s proportionate share of each such contribution shall equal 73%.

(c) With respect to Transferred Employees who are not covered by a Collective Bargaining Agreement as of the Closing Date (“Transferred Non-Union Employees”), commencing on the Closing Date and continuing through the date that is twenty four (24) months following the Closing Date (the “Continuation Period”), Buyer shall cause a Post-Closing Employer to provide to each Transferred Non-Union Employee (i) base pay no less than his or her base pay in effect as of immediately prior to the Closing, (ii) a target annual cash bonus no less than his or her target annual cash bonus in effect as of immediately prior to the Closing; (iii) (1) an employer matching contribution rate under the Post-Closing Employer’s 401(k) plan that is no less than the employer matching contribution rate he or she would have received under the Dominion Energy Salaried Savings Plan as in effect immediately prior to the Closing, based on his or her years of service with both DEI and its Affiliates and Buyer and its Affiliates before and after the Closing, (2) defined-benefit pension benefits in accordance with Section

5.6(h) below, (3) retiree health and life insurance benefits in accordance with Section 5.6(i) below, and (4) other retirement and welfare benefits that are comparable, in the aggregate, to his or her retirement and welfare benefits in effect as of immediately prior to the Closing, and (iv) employment at a work location no more than fifty (50) miles from his or her work location as of immediately prior to the Closing. Without limiting the foregoing, Buyer shall assume, honor and perform or cause the applicable Post-Closing Employer to assume, honor and perform Sellers’ obligations with respect to any “Transferring Employees” as defined in the Stock Purchase Agreement between Southern Company and Dominion Modular LNG Holdings, Inc., through the end of the Continuation Period described therein (March 24, 2021). Buyer confirms its intent to maintain primary corporate offices for the Sale Entities with employees at or near their current locations (as set forth in Schedule 5.6(c)) during the Continuation Period.

(d) DEI shall cause any long-term incentive award granted to a Company Employee under a DEI long-term incentive plan (a “DEI LTI Award”) to vest on a pro-rata basis on the Closing Date in accordance with the terms of such plan, based on the period from the start of the vesting or performance period applicable to such award through the applicable Closing Date. With respect to each DEI LTI Award of a Transferred Non-Union Employee that is pro-rated in accordance with the preceding sentence, Buyer shall cause the applicable Post-Closing Employer to grant to each such Transferred Non-Union Employee a long-term incentive award under the Post-Closing Employer’s long-term incentive plan for the remainder of the original vesting or performance period applicable to such award, with a grant-date target value no less than the grant-date target value of the DEI LTI Award, pro-rated for such period. In addition, during the Continuation Period, Buyer shall cause the applicable Post-Closing Employer to continue to grant annual awards under its long-term incentive plan for eligible non-officer Transferred Non-Union Employees on terms that are comparable to DEI’s Leadership Incentive Program as in effect as of the date hereof, and in annual amounts that, in the aggregate for all such Transferred Non-Union Employees, are no less than the aggregate annual amounts most recently granted by DEI to such Transferred Non-Union Employees under the Leadership Incentive Program prior to the Closing, with such grants occurring at the time annual long-term incentive grants are made generally by Buyer.

(e) If, during the Continuation Period, (i) the employment of any Transferred Non-Union Employee is involuntarily terminated, other than for cause, (ii) such Transferred Non-Union Employee resigns by reason of his or her relocation, without his or her consent, to a work location that is more than fifty (50) miles from the individual’s work location immediately prior to the Closing, or (iii) such Transferred Non-Union Employee resigns after being offered a position with base pay or target annual cash bonus that is less than that in effect immediately prior to Closing, Buyer shall cause the Post-Closing Employer to provide such Transferred Non-Union Employee severance benefits that are no less than the severance benefits provided on Schedule 5.6(e).

(f) During the Continuation Period, Buyer shall cause the Post-Closing Employer to provide to each Transferred Non-Union Employee who was classified by DEI as an officer (Vice President or above) with: (i) annual grants (such grants occurring at the time annual long-term incentive grants are made generally by Buyer) of long-term incentive awards under the Post-Closing Employer’s long-term incentive plan on terms that are comparable to the terms of DEI’s long-term incentive program for officers as of the date hereof (the “DEI LTI Program”) and with target grant-date values of awards for each such eligible Transferred Non-Union Employee that are no less than the target grant-date value of the most recent award received by the Transferred Non-Union Employee under the DEI LTI Program prior to the Closing Date; (ii) executive perquisites (including leased vehicle, financial planning and health and wellness reimbursement) no less than his or her executive perquisites immediately prior to the Closing; (iii) continuation of premium payments under his or her universal life insurance policy in accordance with DEI’s program as in effect as of the date hereof; and (iv) supplemental retirement benefits that mirror DEI’s Benefit Restoration Plan as in effect as of the date hereof. In addition, for any Transferred Non-Union Employee who has entered into an Employment Continuity Agreement or other similar change-in-control or retention agreement with DEI or its Affiliate, in each case, that is listed on Schedule 5.6(f), Buyer shall cause the Post-Closing Employer to assume each such agreement as of the Closing Date and to keep such agreement in effect for the duration of the Continuation Period.

(g) As of the Closing Date, all Transferred Non-Union Employees shall, if applicable, be eligible to participate in and, if elected, shall commence participation in the employee benefit plans (within the meaning of Section 3(3) of ERISA), programs, policies, contracts, fringe benefits, or arrangements (whether written or unwritten), including, but not limited to, the tax-qualified defined benefit plan (“Post-Closing Salaried Pension Plan”), defined contribution plan, retiree medical plan and retiree life plan, of the applicable Post-Closing Employer or its Affiliate (collectively, “Post-Closing Employee Plans”). Buyer shall cause each Post-Closing Employer, to the extent permissible under any Post-Closing Employee Plan (provided that Buyer shall cause each Post-Closing Employer to use Reasonable Efforts to remove any restrictions including restrictions in any insurance policy), to waive all limitations as to pre-existing condition exclusions and waiting periods with respect to Transferred Non-Union Employees and their spouses and dependents, if applicable, under the Post-Closing Employee Plans. Buyer shall cause each Post-Closing Employer, to the extent permissible under any Post-Closing Employee Plan (provided that Buyer shall cause each Post-Closing Employer to use its Reasonable Efforts to remove any restrictions under any Post-Closing Employee Plan or related insurance policy), to provide each Transferred Non-Union Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any deductible or out-of-pocket requirements under Post-Closing Employee Plans for the plan year in which the Closing Date occurs.

(h) During the Continuation Period, Buyer shall cause each Post-Closing Employer to provide a Post-Closing Salaried Pension Plan that provides a level of pension benefits that is not lower than such level of pension benefits for the Transferred Non-Union Employees as of the Closing Date using the applicable pension benefit formula provided in the Dominion Energy Pension Plan. Each Transferred Non-Union Employee’s benefit under the applicable Post-Closing Salaried Pension Plan shall be at least equal to (A) minus (B), where: (A) equals the total accrued pension benefit for such Transferred Non-Union Employee under the Post-Closing Salaried Pension Plan, calculated as of such Transferred Non-Union Employee’s retirement or termination date from the Post-Closing Employer and its Affiliates, taking into account service credit and compensation earned from the Post-Closing Employer, DEI or an ERISA Affiliate through the Closing Date, plus service credit and compensation earned under the Post-Closing Salaried Pension Plan from the Closing Date until such Transferred Non-Union Employee’s retirement or termination date; and (B) equals the accrued normal retirement benefit of such Transferred Non-Union Employee under the Dominion Energy Pension Plan as of the Closing Date. DEI will provide all necessary earnings history and information required to calculate the benefit under Part A and B of the formula as soon as reasonably practicable after the Closing Date.

(i) During the Continuation Period, Buyer shall cause the Post-Closing Employer to provide a level of retiree medical and life insurance benefits to each Transferred Non-Union Employee hired by Buyer and its Affiliates before October 1, 2015 not lower than the level of retiree medical and life insurance benefits available to each such Transferred Non-Union Employee immediately prior to the Closing.

(j) Effective as of the Closing Date, each Sale Entity shall cease to be a participating employer in all Employee Plans sponsored by DEI or any ERISA Affiliate. All Company Employees shall cease to be active participants in all Employee Plans sponsored by DEI or any ERISA Affiliate and shall cease to accrue additional benefits under such plans for any periods from and after the Closing Date.

(k) Buyer shall cause each Post-Closing Employer to accept or cause to be accepted transfers from DEI’s or any ERISA Affiliate’s flexible spending account plan of each Transferred Employee’s account balances as of the Closing Date and credit such employee with such amounts under the applicable Post-Closing Employee Plan. On and after the Closing Date, Transferred Employees shall have no further claim for reimbursement under flexible spending account plans sponsored by DEI or any ERISA Affiliate and all claims must be submitted under the applicable Post-Closing Employee Plan, including expenses incurred prior to the Closing Date.

(l) Buyer shall cause to be provided to each Transferred Employee credit for prior service with DEI or any ERISA Affiliate for all purposes (including vesting, eligibility, benefit accrual or level of benefits) in all Post-Closing Employee Plans, including fringe benefit plans, vacation and sick leave policies, severance plans or policies, retiree medical plans and retirement plans maintained or provided by the applicable Post-Closing Employer or its Affiliates in which such Transferred Employees are eligible to participate after the Closing Date.

(m) Buyer shall cause each Post-Closing Employer to provide each Transferred Employee credit for all of the Transferred Employee’s earned but unused vacation and sick leave and other time-off as of the Closing Date as determined under time-off policies maintained by DEI or its Affiliate, as applicable.

(n) To the extent allowable by law, Buyer shall take any and all necessary action to cause the trustee of a defined contribution plan of Buyer or one of its Affiliates, if requested to do so by a Transferred Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from a defined contribution plan maintained by DEI or any ERISA Affiliate (excluding securities, but including plan loans) if such Transferred Employee elects such direct rollover within sixty (60) days following the Closing Date.

(o) As of the Closing, DEI or each ERISA Affiliate shall take all necessary action to cause the defined contribution plans maintained by DEI or such ERISA Affiliate to fully vest the Company Employees in their account balances under such defined contribution plans.

(p) With respect to each Company Employee (including any beneficiary or the dependent thereof), DEI or each ERISA Affiliate shall retain all liabilities and obligations arising under any medical, dental, vision, life insurance or accident insurance benefit plans sponsored by DEI or such ERISA Affiliate to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing Date. For purposes of this Section 5.6(p), a claim shall be deemed to be incurred (i) with respect to medical, dental and vision benefits, on the date that the medical, dental or vision services giving rise to such claim are performed, (ii) with respect to life insurance, on the date that the death occurs, and (iii) with respect to accidental death and dismemberment and business travel accident insurance, on the date that the accident occurs.

(q) With respect to each Company Employee who is not actively at work and who is, as of the Closing Date, receiving any form of pay/wage continuation (including, but not limited to, short-term sickness, disability, military leave or vacation pay), DEI or each ERISA Affiliate shall be responsible for any such payments due prior to the Closing Date and Buyer or the applicable Post-Closing Employer shall be responsible for any payments due on or after the Closing Date, except as provided in Section 5.6(r) with respect to workers’ compensation benefits.

(r) DEI and its Affiliates shall be responsible for all workers’ compensation liabilities and obligations for Company Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occurred prior to the Closing. Buyer shall assume all workers’ compensation liabilities and obligations for Company Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occur on or after the Closing.

(s) Effective as of the Closing Date, DEI or each ERISA Affiliate shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Company Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code has occurred prior to the Closing Date.

(t) If a plant closing or a mass layoff occurs or is deemed to occur with respect to a Sale Entity at any time on or after the Closing Date, Buyer shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder or similar state laws and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided.

(u) DEI or its Affiliate shall pay to each eligible Company Employee a prorated payment in accordance with the DEI’s annual cash incentive plan for the period from January 1 through the Closing Date for the year in which the Closing occurs based on actual results of the applicable performance goals for that year. Buyer shall cause the applicable Post-Closing Employer to pay to each eligible Transferred Employee a prorated payment under the Post-Closing Employer’s annual incentive plan for the period from the Closing Date through December 31 of the year in which the Closing occurs. Any payment pursuant to this Section 5.6(u) shall be made not later than March 15th of the calendar year following the year in which the Closing Date occurs.

(v) Notwithstanding the foregoing, in the event that amounts are due and owing from DEI or its Affiliate to any Transferred Employee on or after the Closing Date, Buyer shall cause the applicable Post-Closing Employer to make such payments and DEI or its Affiliates shall within thirty (30) days thereafter reimburse the Post-Closing Employer for such payments.

(w) Nothing in this Agreement is intended to amend any Employee Plan or affect the rights of DEI or any other Seller, Post-Closing Employer, Buyer, or Affiliate of any of the preceding entities to amend or terminate any Employee Plan pursuant to the terms of such plan or any applicable collective bargaining agreement.

(x) DEI or each ERISA Affiliate shall retain all assets and liabilities that relate to any tax-qualified retirement plans under Section 401(a) of the Code and all assets of any voluntary employees’ beneficiary associations under Section 501(c)(9) of the Code sponsored by DEI or such ERISA Affiliates.

(y) Notwithstanding anything in this Section 5.6 to the contrary, with respect to the unfunded or fully insured group health and welfare plans sponsored by DECP, Buyer shall assume or cause the applicable Post-Closing Employer to assume such plans and all obligations under and liabilities and associated with such plans, whether arising before, on or after the Closing Date. For avoidance of doubt, DECP shall cease to be a participating employer in the Dominion Energy Pension Plan and the Dominion Energy Salaried Savings Plan as of the Closing Date.

Section 5.7 Excluded Assets and Retained Liabilities.

(a) Notwithstanding any provision herein to the contrary, the following assets shall be excluded from the Contemplated Transaction (the “Excluded Assets”), and Sellers shall have the right at any time prior to or at the Closing to dividend, transfer, dispose of, extinguish, or otherwise exclude from the Sale Entities such assets:

(i) all trademarks, service marks and tradenames containing “Dominion” or “Questar” (the “Dominion Marks”) shall remain the sole property of Sellers or their Affiliates, as applicable;

(ii) (A) any and all interests in any Employee Plans that provide for postretirement benefits for periods of service prior to the Closing Date with respect to any Company Employee employed by Sellers or their Affiliates that are (x) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (y) defined contribution plans as defined in Section 3(34) of ERISA, or (z) welfare benefit plans as defined in Section 3(1) of ERISA; and (B) all assets which relate to other post-employment benefits of the Sale Entities on or prior to the Closing Date;

(iii) any Tax assets, including any overpayment or refund of Taxes owed to Sellers pursuant to Section 5.3(e), Section 5.3(f) or Section 5.3(g);

(iv) the Intellectual Property set forth on Schedule 5.7(a)(iv);

(v) the Contracts listed on Schedule 5.7(a)(v) (the “Excluded Contracts”);

(vi) the Excluded Records;

(vii) the Insurance Policies and all rights to premium refunds and distributions made on or after the Closing with respect thereto for periods ending on or prior to the Closing;

(viii) the right to prosecute and collect proceeds owed to any Sale Entity or JV Company for claims or potential claims listed on Schedule 5.7(a)(viii);

(ix) the Excluded Telecom Assets; and

(x) all rights with respect to forward starting swaps or forward interest rate hedging arrangements (for the avoidance of doubt, shall exclude commodity hedges and similar arrangements with respect to the price of commodities), including those forward starting swaps or forward interest rate hedging arrangements set forth on Schedule 5.7(a)(x).

(b) To the extent that any proceeds relating to the Excluded Assets are received by Buyer or its Affiliates (including any Sale Entity) after the Closing, Buyer shall remit such proceeds to Sellers within two (2) Business Days of receipt.

(c) Buyer shall not assume or be obligated to pay, perform or otherwise discharge, and Sellers shall assume, retain, pay, perform or otherwise discharge without recourse to Buyer, all of the following liabilities and obligations, in each case, of any kind, character or description whatsoever, whether direct or indirect, known or unknown, absolute or contingent, matured or unmatured, and currently existing or hereinafter arising (the “Retained Liabilities”):

(i) any liabilities and obligations expressly retained by Sellers pursuant to Sections 5.3(b)(i) and 5.3(b)(iii);

(ii) any liabilities and obligations expressly retained by Sellers pursuant to Sections 5.6(p), (q), (r), (u), (v) and (x);

(iii) all liabilities and obligations with respect to forward starting swaps or forward interest rate hedging arrangements (for the avoidance of doubt, shall exclude commodity hedges and similar arrangements with respect to the price of commodities), including those forward starting swaps or forward interest rate hedging arrangements set forth on Schedule 5.7(a)(x);

(iv) except as otherwise provided in Section 5.6(y), (A) any and all liabilities arising under any Employee Plans that provide for postretirement benefits for periods of service prior to the Closing Date with respect to any Company Employee employed by Sellers or their Affiliates, including the Dominion Energy Pension Plan, the Dominion Energy Salaried Savings Plan and any other (w) retiree medical and life insurance benefits, (x) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (y) defined contribution plans as defined in Section 3(34) of ERISA, or (z) welfare benefit plans as defined in Section 3(1) of ERISA; and

(v) any and all Pre-Closing Taxes, except to the extent paid by Sellers pursuant to Section 5.3.

Section 5.8 Affiliate Transactions.

(a) Except as set forth on Schedule 5.8(a), all intercompany Indebtedness between any Sale Entity on the one hand, and any Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be settled on or prior to the Closing.

(b) Except as set forth on Schedule 5.8(b) or as may be hereafter identified and mutually agreed to by the Parties acting in good faith, all other Contracts between any Sale Entity, on the one hand, and any Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be automatically terminated as of immediately prior to the Closing without any further liability or obligation on the part of any party thereto and without need of any further documentation following the Closing. Except with respect to any Affiliate arrangements required to be terminated pursuant to Section 5.8(a) or this Section 5.8(b), from the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, without the prior written consent of Buyer, except in the ordinary course of business consistent with past practice, Sellers shall not cause or permit any of their respective Affiliates to accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, in each case, between any Sale Entity on the one hand, and any Seller or its Affiliates (excluding any other Sale Entity).

(c) At or prior to Closing, at Sellers’ request, other than with respect to the Cove Point Guarantees (which are expressly addressed in Section 5.8(d)), Buyer shall use reasonable best efforts to replace or provide, or cause to be replaced or provided, each of the guarantees, bonds, letters of credit and other financial assurances related to the Sale Entities and the JV Companies set forth on Schedule 5.8(c) (the “Support Obligations”) and to cause any Support Obligations provided for by Sellers or their Affiliates to be terminated (and returned to Sellers) and for Sellers or their Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto. Except with respect to the Cove Point Guarantees (which are expressly addressed in Section 5.8(d)), if requested by Sellers, or to the extent that, notwithstanding Buyer’s reasonable best efforts, a Support Obligation is not replaced or otherwise provided for as of the Closing, then, upon Closing, (i) Buyer shall, or shall cause its Affiliate to, provide to Sellers (or their applicable Affiliate) a back-to-back guarantee reasonably satisfactory to Sellers, which guarantee shall remain in place for the duration of such Support Obligation, (ii) Buyer shall use reasonable best efforts to cause such Support Obligation to be replaced or otherwise provided for and to cause Sellers and their Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto, and (iii) Sellers (or its applicable Affiliate) shall maintain such Support Obligation until the earlier of the date on which it is replaced or otherwise provided for and six (6) months after the Closing Date.

(d) Notwithstanding Section 5.8(c), solely with respect to the Cove Point Guarantees, (x) at Closing, Buyer shall provide to DEI a back-to-back guarantee in the form attached hereto as Exhibit D (each, a “Back-to-Back Guarantee”) that is capped at twenty five percent (25%) of any demands made in respect of the “Guaranteed Obligations” (as defined in and subject to any cap or other limitations in each Cove Point Guarantee), subject to DEI paying such demands thereunder and (y) following the Closing, Buyer shall use Reasonable Efforts to cause its twenty five percent (25%) proportionate share of such Cove Point Guarantee to be replaced with a replacement guarantee from Buyer on substantially similar terms; provided, that in no event shall any such replacement require any modification or amendment of the terms of the relevant Cove Point Guarantee or any agreement guaranteed by the relevant Cove Point Guarantee. Each such Back-to-Back Guarantee shall remain in place until the expiration or termination of the underlying Cove Point Guarantee. Buyer shall not be required to provide a Back-to-Back Guarantee in respect of a Cove Point Guarantee if, prior to the Closing, such Cove Point Guarantee or the relevant “Guaranteed Obligations” (as defined under such Cove Point Guarantee), have been amended, modified or otherwise varied without prior written consent of Buyer. Notwithstanding anything to the contrary herein, for purposes of the foregoing clause (y) of this Section 5.8(d) only, “Reasonable Efforts” shall be deemed to be satisfied if, following the Closing, Buyer and DEI collectively make verbal contact with the customer beneficiary of such Cove Point Guarantee once regarding replacing Buyer’s twenty five percent (25%) proportionate share of such Cove Point Guarantee with a replacement guarantee from Buyer on substantially similar terms; provided, however, that if such contact does not result in replacing Buyer’s twenty five percent (25%) proportionate share of such Cove Point Guarantee, Buyer agrees to consider in good faith additional discussions to secure such replacement on substantially similar terms upon the reasonable request of DEI.

Section 5.9 Name of Sale Entities; Marked Materials. Sellers shall be permitted to remove all signage containing Dominion Marks prior to the Closing. Buyer covenants and agrees to use reasonable best efforts to take all steps necessary within one hundred and twenty (120) days after the Closing to effectuate a change of the name for each Sale Entity to delete the Dominion Marks and use of the “Dominion” or “Questar” name in any form whatsoever. Buyer shall be solely responsible for any direct or indirect costs or expenses resulting from such change in use of name, and any resulting notification or approval requirements. To the extent that any of the Sale Entities use any trademarks, service marks, brand names or trade, corporate or business names which are owned by Sellers (or any of their Affiliates other than the Sale Entities), or which incorporate any of the Dominion Marks on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Marked Materials”), after the Closing, Buyer shall and shall cause the Sale Entities to use Reasonable Efforts to limit and minimize its use of such Marked Materials; provided, that in any event, Buyer may not use (i) such Marked Materials (other than signage) after one hundred and twenty (120) days following the Closing Date and (ii) signage after one (1) year following the Closing Date.

Section 5.10 Files and Records. Buyer shall retain possession of the Records for a period of six (6) years after the Closing Date or such other longer time period required by Law. Without limiting the foregoing, Sellers shall be entitled to retain copies of any Records. After the Closing Date, Buyer shall cause the Sale Entities to (i) provide to Sellers for any reasonable purpose relating to Sellers’ ownership of the Sale Entities reasonable access to the Records upon reasonable prior notice during regular business hours and (ii) permit Sellers to make such extracts and copies thereof as Sellers may deem necessary.

Section 5.11 D&O Indemnification.

(a) From and after the Closing, Buyer shall, and shall cause the Sale Entities to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Sale Entities and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of any Sale Entity (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with any Sale Entity occurring or alleged to have occurred before or on the Closing Date (including any Claim relating in whole or in part to this Agreement or the Contemplated Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of Sellers and the Sale Entities to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the respective Organizational Documents of each of the Sale Entities as currently in effect and (B) any indemnification agreements with an Indemnitee, which shall in each case survive the Contemplated Transactions and continue in full force and effect to the extent permitted by applicable Law.

(b) For a period of six (6) years after the Closing, Buyer shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Date maintained by the Reporting Company with respect to matters arising on or before the Closing Date either through the Reporting Company’s existing insurance provider or another provider reasonably selected by Buyer; provided, however, that, after the Closing, Buyer shall not be required to pay annual premiums in excess of 300% of the annual premium currently paid by the Reporting Company in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, Buyer may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Buyer would be required to spend during the six–year period provided for in this Section 5.11(b), that provides coverage not materially less favorable than the coverage described above to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Reporting Company as of the date hereof with respect to matters arising on or before the Closing.

(c) The provisions of this Section 5.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives from and after the Closing, and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Buyer and the Sale Entities under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.11 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11).

(d) In the event that Buyer or the Reporting Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer and the Reporting Company shall assume all of the obligations thereof set forth in this Section 5.11.

Section 5.12 Insurance. Sellers shall maintain or cause to be maintained in full force and effect the Insurance Policies until the Closing, including by maintaining each applicable Sale Entity as insureds. Without limiting the rights of Buyer set forth elsewhere in this Agreement, if any claims are made or Adverse Consequences occur or are suffered prior to the Closing Date that relate to any of the Sale Entities, and such claims, or claims associated with such Adverse Consequences, may be made against the Insurance Policies, then Sellers shall use their Reasonable Efforts to ensure that after the Closing Date Sellers, on behalf of Buyer, can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and, provided that Buyer promptly reimburses Sellers for Sellers’ costs and out of pocket expenses incurred in performing such obligations, Sellers agree to cooperate in good faith with Buyer or its Affiliates to make the benefits of any Insurance Policies available to Buyer or its Affiliates and use Reasonable Efforts to obtain binding tail coverage, in each case at the expense of Buyer or its Affiliates.

Section 5.13 [Reserved].

Section 5.14 Cove Point Matters.

(a) Transfer of Interests. Prior to Closing, Dominion Questar shall cause Dominion MLP II to transfer or distribute fifty percent (50%) of the limited partnership interests in DECP to an Affiliate of Sellers that is not a Sale Entity.

(b) Cove Point Operations. At Closing, Buyer and DEI shall enter into the letter agreement regarding DECP in the form attached hereto as Exhibit E (the “Cove Point Letter Agreement”).

Section 5.15 ACP Operations. Prior to Closing, Sellers shall cause DETI to assign all of its rights and obligations under that certain Construction, Operation and Maintenance Agreement dated as of September 2, 2014 by and between DETI (formerly known as Dominion Transmission, Inc.) and ACP (the “COMA”) to a DEI Affiliate that is not a Sale Entity. Pursuant to, and in accordance with, the Transition Services Agreement, following the Closing, Buyer shall make available those Company Employees that, prior to the Closing, performed obligations under the COMA to allow such Company Employees to continue to perform such obligations, in each case, to the extent such Company Employees are employed by Buyer and its Affiliates (including the Sale Entities).

Section 5.16 Potential ACP Purchase. In the event DEI provides notice to Buyer that (a) ACP has received all applicable operating certificates from the Federal Energy Regulatory Commission for its Atlantic Coast Pipeline project, and (b) DEI desires to enter into negotiations for the potential sale of DEI’s ownership interests in ACP, Buyer agrees to enter into such negotiations with DEI and to use good faith Reasonable Efforts to pursue a purchase of DEI’s ownership interests in ACP on mutually agreeable terms and conditions.

Section 5.17 Excluded Telecom Assets.

(a) Prior to Closing, Sellers shall be entitled to transfer ownership of the Excluded Telecom Assets to any DEI Affiliate that is not a Sale Entity; provided that, via a combination of the Transition Services Agreement and a long term license, lease or similar agreement that would become effective following the termination of the Transition Services Agreement, in form and substance reasonably acceptable to Buyer, DEI shall provide, or cause its Affiliate to provide, the applicable Sale Entity with continued access, rights and privileges with respect to the Excluded Telecom Assets reasonably necessary for such Sale Entity to continue to operate and conduct in all material respects its business (as it pertains to the Excluded Telecom Assets) consistent with past practices and as currently conducted. Such services provided by DEI and its Affiliates shall be at an overall net cost that is not intended to exceed the costs such Sale Entity would have incurred if it continued to own the Excluded Telecom Assets in its own name.

(b) To the extent Sellers, despite Reasonable Efforts, are unable to effectuate the transfer of one or more Excluded Telecom Assets to a DEI Affiliate that is not a Sale Entity prior to Closing, (i) Buyer shall continue to provide, or cause the applicable Sale Entity to continue to provide, DEI and its Affiliates that are not Sale Entities with continued access, rights and privileges to such assets following Closing until such transfer occurs, and (ii) Buyer shall, in good faith and using Reasonable Efforts at the request of Sellers, take such actions and execute and deliver such documents as may be reasonably necessary to effectuate such transfer following Closing (provided DEI affirms its ongoing obligations consistent with those that would have applied if such transfer occurred prior to Closing).

ARTICLE VI

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligation of Buyer to purchase the Interests and to take the other actions required to be taken by Buyer at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Buyer), at or before the Closing, of each of the following conditions, and Buyer may not rely on the failure of any condition set forth below to be satisfied if such failure was caused by Buyer’s failure to use its reasonable best efforts to consummate the Contemplated Transactions or due to the failure of Buyer to perform any of its other obligations under this Agreement:

Section 6.1 No Injunction. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 6.2 Representations and Warranties. The representations and warranties of Sellers contained in Article III (and with respect to those qualified by “materiality,” “Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Material Adverse Effect.

Section 6.3 Performance. Sellers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Sellers at or prior to the Closing.

Section 6.4 Required Regulatory Approvals. All of the Required Regulatory Approvals shall have been obtained at or prior to the Closing.

Section 6.5 Third Party Consents. All consents, authorizations and approvals from, and all notices, filings and registrations with third Persons that are listed on Schedule 6.5 shall have been obtained or made free of any term, condition, restriction, imposed liability or other provision that results in a Material Adverse Effect.

Section 6.6 Absence of Material Adverse Effect. Since the Effective Date, there shall not have occurred a Material Adverse Effect that is continuing.

Section 6.7 Officer’s Certificate. Buyer shall have received a certificate signed on behalf of Sellers by an executive officer of each Seller certifying the satisfaction by Sellers of the conditions set forth in Section 6.2 and Section 6.3.

ARTICLE VII

CONDITIONS PRECEDENT TO SELLERS’ OBLIGATIONS

The obligation of Sellers to sell the Interests and to take the other actions required to be taken by Sellers at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Sellers), at or before the Closing, of each of the conditions listed below, and Sellers may not rely on the failure of any condition set forth below to be satisfied if such failure was caused by Sellers’ failure to use their reasonable best efforts to consummate the Contemplated Transactions or due to the failure of Sellers to perform any of their other obligations under this Agreement:

Section 7.1 No Injunction. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 7.2 Representations and Warranties. The representations and warranties of Buyer contained in Article IV (and with respect to those qualified by “materiality,” “Buyer Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Buyer Material Adverse Effect.

Section 7.3 Performance. Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

Section 7.4 Required Regulatory Approvals. All of the Required Regulatory Approvals shall have been obtained at or prior to Closing and shall be free of any material term, condition, restriction, imposed liability or other material provision.

Section 7.5 Third Party Consents. All consents, authorizations and approvals from, and all notices, filings and registrations with third Persons that are listed on Schedule 7.5 shall have been obtained or made free of any material term, condition, restriction, imposed liability or other provision.

Section 7.6 Questar Gas Agreement. Unless a Q-Pipe Termination has occurred, (a) the Questar Gas Agreement shall remain in full force and effect, and (b) each of the (i) new firm peaking service agreements, (ii) amended and extended transportation agreements, and (iii) amended and extended storage agreements contemplated by the Questar Gas Agreement have been executed, and (c) the filings with the Federal Energy Regulatory Commission contemplated by the Questar Gas Agreement with respect to such agreements have been submitted.

Section 7.7 Replacement Assurances. Buyer shall have, or shall have caused, the Support Obligations to be replaced (including providing any replacement documents) or provided for, as applicable, by Buyer or its Affiliates, and all such Support Obligations provided for by Sellers or their Affiliates shall be terminated (and returned to Sellers) and Sellers or their Affiliates shall be released from any Adverse Consequences related thereto, or back-to-back guarantees shall have been provided, in each case as set forth in Section 5.8(c).

Section 7.8 Officer’s Certificate. Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer certifying the satisfaction by Buyer of the conditions set forth in Section 7.2 and Section 7.3.

ARTICLE VIII

CLOSING

Section 8.1 Time and Place of Closing. Subject to Article IX, the closing of the sale by Sellers and the purchase by Buyer of the Interests (the “Closing”) shall take place at the offices of McGuireWoods LLP, Gateway Plaza, 800 E. Canal Street, Richmond, Virginia 23219 on the third (3rd) Business Day after the date on which all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions); provided, however, that unless consented to in writing by Sellers, in no event shall the Closing occur earlier than September 30, 2020 (the date on which the Closing occurs being herein referred to as the “Closing Date”). The Closing shall be effective as of 11:59 p.m. Eastern Time on the Closing Date.

Section 8.2 Deliveries. At the Closing:

(a) Sellers will deliver, or cause to be delivered, the following to Buyer:

(i) the Assignment of Membership Interests, duly executed by Dominion Questar;

(ii) certificates evidencing the certificated Interests, if such Interests are certificated, each accompanied by a Stock Power duly executed by the applicable Seller;

(iii) an officer’s certificate dated as of the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 6.2 and 6.3 have been satisfied;

(iv) the resignations of all directors and officers of the Sale Entities and JV Companies that are not Transferred Employees (and with respect to the JV Companies, solely to the extent such directors and officers were appointed by Sellers or any of their Affiliates);

(v) the Transition Services Agreement, duly executed by Sellers; and

(vi) the Cove Point Letter Agreement, duly executed by DEI.

(b) Buyer will deliver, or cause to be delivered, the following to Sellers:

(i) the Base Purchase Price required by Section 2.1(b) of this Agreement;

(ii) the Assignment of Membership Interests, duly executed by Buyer;

(iii) an officer’s certificate dated as of the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 7.2 and 7.3 have been satisfied;

(iv) reasonable evidence of the replacement, termination and release or provision of back-to-back guarantees for all Support Obligations, in each case, in accordance with Section 5.8(c);

(v) the Transition Services Agreement, duly executed by Buyer;

(vi) the Cove Point Letter Agreement, duly executed by Buyer; and

(vii) the duly executed Back-to-Back Guarantees.

ARTICLE IX

TERMINATION AND Q-PIPE TERMINATION

Section 9.1 Methods of Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned as follows:

(a) by mutual written consent of Sellers and Buyer;

(b) by either of Sellers, on the one hand, or Buyer, on the other hand:

(i) if the Closing has not occurred on or before December 31, 2020 (the “Termination Date”); provided that if, prior to the Termination Date, all of the conditions to the Closing set forth in Article VI and Article VII have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 6.1, Section 7.1, Section 6.4, Section 7.4, Section 6.5 or Section 7.5) either Sellers or Buyer may, prior to 5:00 p.m. New York, New York time on the Termination Date, extend the Termination Date to a date that is not later than June 30, 2021 (and if so extended, such later date shall then, for all purposes under this Agreement, be the “Termination Date”); provided, further, that neither Sellers nor Buyer may terminate this Agreement or extend the Termination Date pursuant to this Section 9.1(b)(i) if it is in breach of any of its covenants or agreements and such breach has primarily caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Closing set forth in Article VI or Article VII, as applicable, prior to the Termination Date or (2) the failure of the Closing to have occurred prior to the Termination Date; or

(ii) if any Law having the effect set forth in Section 6.1 or Section 7.1 shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement, including pursuant to Section 5.2.

(c) by Buyer, if Sellers shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2 or Section 6.3, respectively, and (B) cannot be cured by Sellers by the Termination Date or, if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 9.1(c) and the basis for such termination; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder;

(d) by Sellers, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2 or Section 7.3, respectively, and (B) cannot be cured by Buyer by the Termination Date or, if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice from Sellers stating Sellers’ intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination; provided that, Sellers shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(e) by Sellers, solely with respect to the Q-Pipe Companies pursuant to Section 5.2(a)(vii), provided that Sellers shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Sellers are then in material breach of any of its representations, warranties, covenants or other agreements hereunder; and provided Buyer shall have paid the Q-Pipe Termination Fee.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (except for a Q-Pipe Termination pursuant to Section 9.1(e), which is expressly addressed in Section 9.3), written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than, this Section 9.2 and Article XI, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Party or their respective directors, officers, other representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that no Party shall be relieved or released from any liabilities or damages arising out of any material breach of this Agreement prior to such termination that gave rise to the failure of a condition set forth in Article VI or Article VII, as applicable. The Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement.

Section 9.3 Effect of Q-Pipe Termination. In the event of a Q-Pipe Termination pursuant to Section 9.1(e), (i) each Q-Pipe Company shall be excluded from the Contemplated Transactions and Sellers shall, prior to Closing, cause Dominion Energy Midstream Partners, LP to transfer its ownership interest in each applicable Q-Pipe Company to an Affiliate of Sellers that is not a Sale Entity (the “Q-Pipe Reorganization”) and (ii) within five (5) Business Days of a Q-Pipe Termination, Buyer shall pay the Q-Pipe Termination Fee to Sellers, by wire transfer of immediately available funds to one or more accounts designated by Sellers. In the event that a Q-Pipe Reorganization is required pursuant to this Section 9.3, Sellers shall effectuate the Q-Pipe Reorganization in a manner that is reasonably satisfactory in form and substance to Buyer.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification.

(a) Indemnification by Sellers. Subject to the limitations set forth in this Article X, from and after the Closing, each Seller, jointly and severally, shall, indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Buyer Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by a Buyer Indemnified Party as a result of (i) any breach of any representation or warranty of Sellers contained in Article III of this Agreement, (ii) any breach of any covenant or agreement of Sellers contained in this Agreement, or (iii) the Retained Liabilities.

(b) Indemnification by Buyer. Subject to the limitations set forth in this Article X, from and after the Closing, Buyer shall indemnify, defend and hold harmless each Seller, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Seller Indemnified Parties”), from any and all Adverse Consequences actually incurred or paid by a Seller Indemnified Party as a result of (i) any breach of any representation or warranty of Buyer contained in Article IV of this Agreement, (ii) any breach of any covenant or agreement of Buyer contained in this Agreement, or (iii) any liability with respect to the Sale Entities and JV Companies, including those that may be incurred by Sellers, whether arising before, on or after the Closing Date, except for the Retained Liabilities.

Section 10.2 Procedure for Indemnification. Each claim for indemnification, including those claims resulting from the assertion of liability by Persons not parties to this Agreement, including claims by any Governmental Authority for penalties, fines and assessments, must be made by delivery by the Party to be indemnified (the “Indemnified Party”) to the Party responsible for the indemnification obligation (the “Indemnifying Party”) of written notice containing details reasonably sufficient to disclose to the Indemnifying Party the nature and scope of the claim including an estimate of the amount of claimed Adverse Consequences and copies of all relevant pleadings, documents and information within ten (10) Business Days after the Indemnified Party’s knowledge of such claim. Any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except to the extent that the rights and remedies of the Indemnifying Party are adversely affected or prejudiced as a result of the failure to give, or delay in giving, such notice. In the event that any Action is brought against an Indemnified Party for which the Indemnifying Party may be required to indemnify the Indemnified Party hereunder, the Action shall be defended by the Indemnifying Party and such defense shall include all appeals or reviews. The Indemnifying Party shall not make any settlement of any claims without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, provided, however, that such consent shall not be required if (i) the settlement does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party, (ii) the sole relief is monetary damages, which the Indemnifying Party shall pay or cause to be paid concurrently with the effectiveness of such settlement, (iii) the settlement involves a full release of the claim and (iv) the settlement does not encumber any of the assets of any Indemnified Party or impose any restriction or condition that would apply to or materially adversely affect any Indemnified Party. If the Indemnified Party withholds its consent unreasonably, the Indemnified Party shall be obligated for any future expenses and excess settlement amounts. The Indemnified Party shall fully cooperate at its expense in connection with the defense of any such claims including, without limitation, reasonable access to the Indemnified Party’s records and personnel relating to such claim, and will have the right to participate in the defense of any claim by counsel of its own choosing and at its own expense.

Section 10.3 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of six (6) months after the Closing Date; provided, however, that (i) the representations and warranties set forth in Section 3.9 (Tax Matters) shall survive the Closing until the sixtieth (60th) day after expiration of the statute of limitations period applicable thereto, and (ii) the Fundamental Representations (other than Section 3.2(d), which shall survive for a period of two (2) years after the Closing Date) shall survive the Closing for a period of five (5) years after the Closing Date. The covenants and agreements of the Parties to be performed or complied with prior to the Closing shall survive the Closing for a period of ninety (90) days after the Closing Date and those covenants and agreements of the Parties that by their terms are to be performed or complied with after the Closing shall survive for a period of thirty (30) days after their expiration in accordance with their terms. No Indemnifying Party shall have any liability for any claim for indemnification made pursuant to Section 10.1(a) or 10.1(b) by an Indemnified Party hereunder unless the

Indemnified Party notifies such Indemnifying Party of such claim in writing, setting forth in reasonable detail the nature of the claim on or before the expiration of the time periods provided in the first sentence of this Section 10.3; provided that if no notice of a claim for indemnification made pursuant to Section 10.1(a) or 10.1(b) has been made within the time periods set forth above in this Section 10.3, then such claim for indemnification shall be waived.

Section 10.4 Exclusivity. Following the Closing, except for actual fraud or willful misconduct, the rights and remedies of Sellers and the Seller Indemnified Parties, on the one hand, and Buyer and the Buyer Indemnified Parties, on the other hand, for damages under this Article X are, solely as between Sellers and the Seller Indemnified Parties on the one hand, and Buyer and the Buyer Indemnified Parties on the other hand, exclusive and in lieu of any and all other rights and remedies for damages which Sellers and the Seller Indemnified Parties on the one hand, and Buyer and the Buyer Indemnified Parties on the other hand, may have under this Agreement or under applicable Laws with respect to the Contemplated Transactions, including any breach of this Agreement, warranty, tortious conduct or otherwise, and whether at common law, statute, strict liability, equity, or otherwise, and each Party agrees to waive to the fullest extent permitted by applicable Law, any claims or rights with respect thereto unless specifically provided for in this Section 10.4. Notwithstanding the foregoing, a Party may bring an Action to enforce this Article X.

Section 10.5 Limitation of Claims; Mitigation. Notwithstanding anything to the contrary contained herein:

(a) Except with respect to claims for breaches of Section 3.9 (Tax Matters) (each, a “Tax Representation”) and the Retained Liabilities, the maximum aggregate liability of Sellers under this Agreement shall not exceed an amount equal to the Base Purchase Price (the “Cap”); provided, however, that with respect to indemnification obligations of Sellers under Section 10.1(a)(i) (other than with regard to any breaches of any of Sellers’ Fundamental Representations or a Tax Representation) the Cap shall be an amount equal to ten percent (10%) of the Base Purchase Price.

(b) In no event shall Sellers have any liability to Buyer in respect of any indemnification obligations under Section 10.1(a)(i) or Section 10.1(a)(ii) unless and until such liabilities exceed, in the aggregate, $75,000,000.00 (the “Basket Amount”), and then only to the extent such liabilities are in excess of the Basket Amount, subject to the Cap; provided, that the Basket Amount limitation shall not apply to breaches of any of Sellers’ Fundamental Representation (other than with respect to Section 3.2(d)) or any Tax Representation.

(c) No representation or warranty made in Article III shall be deemed to be breached and no claim for indemnification pursuant to Section 10.1(a)(i) may be made unless the Adverse Consequences resulting from or arising out of any individual circumstance or occurrence that results in Adverse Consequences actually incurred or paid by a Buyer Indemnified Party exceed $5,000,000.00 (the “Per Claim Threshold”), and if such Adverse Consequences exceed the Per Claim Threshold, the full amount thereof (after taking into account the limitations set forth in this Article X) shall be taken into account in determining whether, and the extent to which, the Basket Amount has been met and, if the Basket Amount has been met, shall be subject to indemnification under this Article except to the extent limited by this Section 10.5; provided, that the Per Claim Threshold limitation shall not apply to breaches of any of Sellers’ Fundamental Representations or any Tax Representation.

(d) An Indemnified Party shall not be entitled to any indemnity payment for breaches of representations and warranties by the Indemnifying Party to the extent the Indemnified Party had knowledge of any event, action or circumstance giving rise to such breach prior to the Closing.

(e) Notwithstanding anything in this Agreement, (i) Sellers shall not be liable for any Adverse Consequences actually incurred or paid by a Buyer Indemnified Party to the extent that such Adverse Consequences arose from (A) a change in accounting or Law, policy or practice made after the Closing Date or (B) any Law not in force on the Closing Date, and (ii) no Party shall be responsible for Adverse Consequences with respect to any claim which is contingent unless and until such contingent claim becomes an actual liability of the Indemnified Party and is due and payable, so long as such claim was timely submitted pursuant to Section 10.3.

(f) Notwithstanding anything in this Agreement, no Party shall be liable under this Article X for an amount (i) to the extent, if any, that any Adverse Consequences giving rise to such amount results from a failure on the part of any Indemnified Party to exercise good faith in not jeopardizing or prejudicing the interests of the Indemnifying Party or otherwise arises out of any action taken or omitted to be taken by an Indemnified Party or (ii) unless and until all rights and remedies of an Indemnified Party under any other obligation of indemnification in its favor shall have first been exhausted, including using Reasonable Efforts to (A) secure payment from insurance policies that provide coverage with respect to such Adverse Consequences, and (B) secure reimbursement, indemnity or other payment from any third Person obligated by Contract or otherwise to reimburse, indemnify or pay the Indemnified Party with respect to such Adverse Consequences.

(g) Notwithstanding anything in this Agreement or any applicable Law to the contrary, it is understood and agreed by each of the Parties that no stockholder, member, partner, manager, officer, director, employee, consultant, agent, representative or Affiliate of any Party hereto shall have (i) any personal liability to any Buyer Indemnified Party or Seller Indemnified Party as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise arising out of or in connection with the Contemplated Transactions, or (ii) any personal obligation to indemnify any Buyer Indemnified Party or any Seller Indemnified Party for any claims pursuant to this Article X, and Buyer, for itself and all other Buyer Indemnified Parties and each Seller, for itself and all other Seller Indemnified Parties, hereby waive and release and shall have no recourse against any of such Persons described in this Section 10.5(g) as a result of the breach of any representation, warranty, covenant or agreement contained herein or otherwise arising out of or in connection with the Contemplated Transactions. An Indemnified Party shall use Reasonable Efforts to mitigate all Adverse Consequences relating to an indemnifiable claim, including availing itself of any defenses, limitations, rights of contribution, and other rights at law or equity, and shall provide such evidence and documentation of the nature and extent of such claim as may be reasonably requested by the Indemnifying Party. An Indemnified Party’s Reasonable Efforts shall include the reasonable expenditure of money, including the payment of any legal fees, to mitigate or otherwise reduce or eliminate any Adverse Consequences for which indemnification would otherwise be due under this Article X.

(h) An Indemnifying Party’s indemnification obligations under this Article X shall be reduced (but not below zero) to the extent that the Adverse Consequences related to a claim is covered by and paid to the Indemnified Party pursuant to (A) a reimbursement, indemnification or payment from a third Person with respect to such Adverse Consequences, or (B) insurance policies that provide coverage with respect to such Adverse Consequences.

(i) NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, UNDER NO CIRCUMSTANCES SHALL ANY PARTY, OR ITS AFFILIATES, OR ITS OR THEIR STOCKHOLDERS, MEMBERS, PARTNERS, MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES, CONSULTANTS, AGENTS OR REPRESENTATIVES, BE RESPONSIBLE OR LIABLE FOR AND NO PARTY SHALL BE ENTITLED TO SEEK, ANY INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECULATIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES RELATED TO DIMINUTION IN VALUE, LOST BUSINESS, LOST PROFITS, LOST REVENUE, LOST INCOME, LOSS OF USE OR BUSINESS REPUTATION OR OPPORTUNITY, LOSS OF DATA, FAILURE TO REALIZE SAVINGS OR BENEFITS, OR ANY DAMAGES BASED ON OR MEASURED BY ANY TYPE OF MULTIPLE, AND THE DEFINITION OF “ADVERSE CONSEQUENCES” IN SECTION 1.1 SHALL BE INTERPRETED TO EXCLUDE SUCH DAMAGES) ARISING UNDER THIS AGREEMENT OR THE ANCILLARY AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH LOSS.

Section 10.6 Tax Treatment of Indemnity Payments. Sellers and Buyer agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for Tax purposes. For the avoidance of doubt, all Taxes that would not have been imposed but for the Section 338(h)(10) Election, will be allocated to the Pre-Closing Tax Period.

Section 10.7 Waiver; Disclaimer.

(a) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, IT IS THE EXPLICIT INTENT OF EACH OF THE PARTIES, AND THE PARTIES HEREBY AGREE, THAT NEITHER SELLERS NOR ANY OF THEIR AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES HAVE MADE OR ARE MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WHETHER AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL WITH RESPECT TO (I) THE INTERESTS, THE SALE ENTITIES, THE JV

COMPANIES OR ANY PART THEREOF, AND (II) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE SALE ENTITIES, THE JV COMPANIES, EXPENSE ASSUMPTIONS OR ENVIRONMENTAL INFORMATION, OR ANY OTHER INFORMATION FURNISHED TO BUYER BY SELLERS, THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER HAS NOT EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH PROMISE, REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, EACH SELLER’S INTERESTS IN THE SALE ENTITIES AND THE JV COMPANIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND EACH SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE SALE ENTITIES AND THE JV COMPANIES OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE SALE ENTITIES AND THE JV COMPANIES AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, EACH SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF THE SALE ENTITIES OR THE JV COMPANIES (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO SAMPLES OF MATERIALS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN (WHETHER LATENT, PATENT OR OTHERWISE), OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES). BUYER HAS AGREED TO RELY SOLELY AND EXCLUSIVELY UPON ITS OWN EVALUATION OF THE SALE ENTITIES AND THE JV COMPANIES, EXCEPT AS EXPRESSLY PROVIDED HEREIN. THE PROVISIONS CONTAINED IN THIS AGREEMENT ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN BUYER AND SELLERS AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION, OR STATE OF THE SALE ENTITIES OR THE JV COMPANIES WERE MADE BY SELLERS IN THE INDUCEMENT THEREOF, EXCEPT AS EXPRESSLY PROVIDED HEREIN. EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, SELLERS SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, OR BUYER’S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Modification. This Agreement (other than amending the Schedules pursuant to Section 5.5) may be amended, modified and supplemented only by written agreement of Buyer and Sellers.

Section 11.2 Waiver of Compliance. Any failure of Buyer or Sellers to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Sellers, in the event of any such failure by Buyer, or by Buyer, in the event of any such failure by Sellers, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) email transmission but only to the extent promptly followed by overnight or certified mail, postage prepaid, return receipt requested; (c) overnight or certified mail, postage prepaid, return receipt requested; or (d) next day air courier service. Notices shall be sent to the appropriate Party at its address or email address given below (or at such other address, electronic address or facsimile number for such party as shall be specified by notice given hereunder).

If to Sellers, to:

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Va. 23219

Attn: Carlos M. Brown, Senior Vice President, General Counsel and Chief Compliance Officer

Email: carlos.m.brown@dominionenergy.com

with a copy to (which shall not constitute notice):

McGuireWoods LLP

Gateway Plaza

800 E. Canal Street

Richmond, VA 23219

Attn: Joanne Katsantonis

Email: jkatsantonis@mcguirewoods.com

or to such other Person or address as Sellers shall designate in writing.

If to Buyer to:

Berkshire Hathaway Energy Company

825 NE Multnomah Street, Suite 2000

Portland, OR 97232

Attn: General Counsel

Email: NLHocken@brkenergy.com

or to such other Person or address as Buyer shall designate in writing.

All such notices, requests, demands, waivers and communications shall be deemed effective upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) in the case of an email transmission, transmission thereof by the sender to the correct email address.

Section 11.4 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the Parties hereto without the prior written consent of the other Party; provided, however, that Buyer shall be entitled to assign any of its rights or obligations hereunder to one or more Affiliates without the prior consent of any Party solely in the event that (i) such assignment shall not relieve Buyer of any liability for its obligations hereunder and (ii) such assignment would not reasonably be expected to delay Closing or hinder or cause a delay in the granting of any consent, authorization or approval with respect to the Contemplated Transactions by any Governmental Authority or any other Person or require any new filing or consent. Nothing contained herein, express or implied, is intended to confer on any Person other than the Parties hereto or their successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Any assignment in contravention of the foregoing sentence shall be null and void and without legal effect on the rights and obligations of the Parties hereunder.

Section 11.5 Entire Agreement. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, supersedes all prior agreements and understandings among the Parties with respect to such subject matter and supersede any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (i) Buyer or its Affiliates, agents or representatives to Sellers, the Sale Entities, the JV Companies or any of their respective agents or representatives, or (ii) Sellers, the Sale Entities, the JV Companies or their respective agents or representatives to Buyer or any of its agents or representatives, in connection with the bidding process which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement. No communications by or on behalf of Sellers or their Affiliates, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Buyer or any other information shall be deemed to constitute a representation, warranty or an agreement of Sellers or their Affiliates or be part of this Agreement.

Section 11.6 Expenses. Each Party shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the Contemplated Transactions, including, except as otherwise provided herein, the cost of legal, technical and financial consultants and the cost of filing for and prosecuting applications for the Required Regulatory Approvals and the consents, authorizations, approvals, notices, filings and registrations listed on Schedule 3.4. Buyer, on the one hand, and Sellers, on the other hand, shall each be responsible for the payment of fifty percent (50%) of all Transfer Taxes pursuant to Section 5.3(a). Buyer shall be responsible for all payments, costs, fees and expenses to obtain the consent of any Person whose consent is required, including those identified on Schedule 5.2(b), and Sellers shall not be required to make any payments or incur any fees or similar expenses with respect thereto.

Section 11.7 Press Releases and Announcements; Disclosure. No press release or other public announcement or disclosure related to this Agreement or the Contemplated Transactions (including, but not limited to, the terms and conditions of this Agreement) shall be issued or made by any Party without the prior written approval of the other Parties. The foregoing shall not prohibit any disclosure required by Law.

Section 11.8 Acknowledgment. Buyer further acknowledges that (i) Buyer, either alone or together with any Persons Buyer has retained to advise it with respect to the Contemplated Transactions (the “Advisors”), has knowledge and experience in transactions of this type and in the business of the Sale Entities and the JV Companies and is therefore capable of evaluating the risks and merits of acquiring the Interests, (ii) it has relied on its own independent investigation in determining to enter into this Agreement, (iii) none of Sellers, the Sale Entities, the JV Companies or any of their respective representatives or agents or any other Person has given any investment, legal or other advice or rendered any opinion as to whether the purchase of the Interests is prudent, and Buyer is not relying on any representation or warranty by Sellers, the Sale Entities or the JV Companies or their Affiliates, or any of their respective representatives or agents except as expressly set forth in Article III of this Agreement and Buyer and its Advisors, if any, have had the opportunity to ask questions and receive concerning the Sale Entities and the JV Companies and the terms and conditions of this Agreement.

Section 11.9 No Third Party Beneficiaries. Except as provided in Sections 5.11 and 11.16, this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement shall not otherwise be deemed to confer upon or give to any other Person any right, claim, cause of action, or other interest herein.

Section 11.10 Governing Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the Laws of the State of New York without giving effect to the choice of law principles thereof. Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the Borough of Manhattan having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a court, federal or state, within the Borough of Manhattan. Each of the Parties hereto irrevocably waives the defense of an inconvenient forum to the maintenance of any such action.

Section 11.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT A PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION RESULTING FROM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

Section 11.12 No Joint Venture. Nothing in this Agreement creates or is intended to create an association, trust, partnership, joint venture or other entity or similar legal relationship among the Parties, or impose a trust, partnership or fiduciary duty, obligation, or liability on or with respect to the Parties. Except as expressly provided herein, neither Party is or shall act as or be the agent or representative of the other Party.

Section 11.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

Section 11.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.15 Specific Enforcement. The Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, if for any reason any Party shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. If any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the Termination Date shall automatically be extended by the period of time between the commencement of such Claim and ten (10) Business Days following the date on which such Claim is fully and finally resolved.

Section 11.16 Legal Representation. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Sellers’ Counsel has acted as counsel for Sellers and their Affiliates, and that Sellers reasonably anticipate that Sellers’ Counsel will continue to represent Sellers and their Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates, expressly consents to: (a) Sellers’ Counsel representation of Sellers and their Affiliates, in any post-Closing matter in which the interests of Buyer, on the one hand, and Sellers or their respective Affiliates, on the other hand, are adverse, including any matter relating to the Contemplated Transactions or any disagreement or dispute relating thereto, and whether or not such matter is one in which Sellers’ Counsel may have previously advised Sellers or their Affiliates, and (b) the disclosure by Sellers’ Counsel to Sellers or their Affiliates, as applicable, of any information learned by Sellers’ Counsel in the course of its representation of Sellers or their Affiliates, as applicable, whether or not such information is subject to attorney-client privilege or Sellers’ Counsel’s duty of confidentiality. Furthermore, Buyer, on behalf of itself and its Affiliates, (1) irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of Sellers and its Affiliates by Sellers’ Counsel in the Contemplated Transactions, to the extent that such information or documentation was privileged as to Sellers or its Affiliates (“Confidential Communications”), and (2) agrees that (i) the privilege with respect to such Confidential Communications shall remain with Sellers following the Closing such that, without limiting Sellers’ rights to such privilege, Sellers alone shall have and maintain the right to waive the privilege, (ii) if Sellers’ former officers or managers leave any emails or other documents (both electronic or otherwise) that contain Confidential Communications on the servers of any Sale Entity or JV Company, such occurrence shall not constitute a waiver of the attorney-client privilege or any other privilege applicable to such documents, and (iii) to the extent any emails or other documents (either electronic or otherwise) containing any Confidential Communications are included in the computer server(s) of any Sale Entity or JV Company or are otherwise within the records of the Sale Entities and the JV Companies following the Closing, it will, upon discovery of any such documents, permanently delete or destroy all such emails or other documents containing such Confidential Communication and not review, disclose, or otherwise use such documents or the Confidential Communications for any purpose. Buyer, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim against Sellers’ Counsel in respect of legal services provided to the Sale Entities or the JV Companies by Sellers’ Counsel in connection with this Agreement or the Contemplated Transactions. If and to the extent that, at any time subsequent to Closing, Buyer or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between Sellers or its Affiliates and any Person representing them that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates, shall be entitled to waive such privilege only with the prior written consent of Sellers’ Counsel and Sellers.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the Effective Date.

SELLERS:

DOMINION ENERGY, INC.

By:	/s/ Thomas F. Farrell, II
Name: Thomas F. Farrell, II
Title: President and Chief Executive Officer

DOMINION ENERGY QUESTAR CORPORATION

By:	/s/ Thomas F. Farrell, II
Name: Thomas F. Farrell, II
Title: Chief Executive Officer

Signature Page – Purchase and Sale Agreement

BUYER:

BERKSHIRE HATHAWAY ENERGY COMPANY

By:	/s/ William J. Fehrman
Name: William J. Fehrman
Title: President and Chief Executive Officer

Signature Page – Purchase and Sale Agreement